OXFORD HEALTH PLANS 2003 ANNUAL REPORT





Creating An Environment for Growth

DEAR SHAREHOLDERS We are committed to combining sustainable long-term growth for Oxford with access to high quality, cost-effective healthcare for our members. Achieving these goals can be challenging as healthcare costs continue to rise and employers face difficult choices about benefits and expenditures. Yet despite these challenges, our achievements and financial results in 2003 demonstrate that we are on the right course.

The best way for Oxford to contribute to long-term healthcare affordability is to provide high quality healthcare coverage and programs that are responsive to the changing needs of employers and their employees. In 2003, we made good progress in a variety of areas by:

- Adding to our product portfolio and increasing our geographic reach to provide a wider range of health plan options for small-, mid- and large-sized employers;
- Increasing our collaboration with the medical community, employers, brokers and members in order to support important healthcare programs for our members while lessening the administrative burden on the healthcare system; and
- Implementing cost management initiatives to help moderate premium rate increases.

The business of healthcare is always competitive, and 2003 was certainly no exception. The weak job market, combined with an aggressive pricing environment, made for a year in which enrollment growth was particularly challenging. This did not, however, slow our progress in building for the future. We believe our portfolio of innovative products and services, close collaboration with the region's best providers, and disciplined approach to medical and administrative costs provide a strong, sustainable framework for long-term growth.

PRODUCT DIVERSITY Making quality care as affordable as possible is imperative for our society and fundamental to Oxford's ability to serve its current customers and attract new ones. Therefore, offering a broad portfolio of products with a range of price points to meet diverse customer needs is critical to the growth of our business. All of our commercial products are designed to help customers balance their desire to provide high quality benefits with the financial realities of running their businesses.

We take a disciplined approach to product rollouts, recognizing that it takes time for new products to gain



Charles G. Berg
President &
Chief Executive Officer

traction in the marketplace. We introduced Oxford Freedom Plan® Classic℠, Freedom Plan® Access℠ and Freedom Plan® Direct℠ in 2002, and made great strides with these products in 2003. We now have more than 143,000 members enrolled in these new health plans.

In 2003, we revitalized our health plan options that utilize the Liberty Network to provide an even greater range of alternatives for our customers in New York and New Jersey. Our Liberty Network, a subset of our larger Freedom Network, now includes about 80 percent of our Freedom Network providers. As a result, it is larger than many of our competitors' networks, and presents an attractive option for customers seeking to control costs while providing their employees access to outstanding healthcare providers.

Just as our 2002 products gained momentum in 2003, we expect our 2003 product releases to be well received in 2004. One example is Oxford MyPlan℠, our entry into the consumer-driven health plan market. This product combines a high deductible plan with a health reserve account and special services that enable members to make better healthcare choices based on cost and treatment options. Another new product released in 2003 is our Oxford Exclusive Plan℠, which is a closed-network product similar to an HMO plan, but with more benefit designs and price flexibility for small and large groups in New York.

Our philosophy is to price our commercial products in line with our medical cost trends and work hard to keep those trends as low as possible. We are committed to increasing enrollment, but not at the expense of sound financial management. Consistent, disciplined pricing is important to Oxford and to our customers, who need pricing stability and predictability. It makes no sense to offer artificially low premiums to get new accounts and then make up the difference by delivering a significant rate increase the following year. In fact, over the past three years, Oxford's average annual rate of premium increases has been among the most moderate and consistent in our markets.

We also are encouraged about our opportunity to serve Medicare beneficiaries in the wake of last year's passage of Medicare reform legislation. We have participated in the Medicare program for many years, and have a strong following among seniors in our region. Our outstanding network, healthcare programs and disease management initiatives are particularly important to Medicare beneficiaries. For 2004, we have enhanced our Medicare+Choice benefits in the counties where we already serve seniors and other Medicare eligible beneficiaries. In addition, we anticipate offering Medicare benefits in additional counties in the tri-state area. The disciplined approach we will take to expand our Medicare business reflects our view of the long-term opportunities and risks associated with this line of business.

COLLABORATION While new plan designs and products can help address employers' short-term affordability challenges, collaboration across all of our constituencies is critical to providing access to quality care and making the healthcare system more efficient and cost effective. In 2003, we launched collaborative initiatives in a variety of areas.

We are constantly analyzing our extensive healthcare data and looking closely at the effectiveness of care across our entire provider network. This allows us to work with physicians to enhance care with a particular focus on the needs of members with elevated health risks.

One result of this effort is Oxford's Best Practices Program℠ for diabetics introduced last fall. Developed in conjunction with primary care physicians and endocrinologists, this program incorporates evidence-based guidelines to help ensure that our diabetic members get the care they need to control their illnesses. Diabetics who have not been receiving care from a specialist are referred to leading specialists in our Diabetes Best Practices Network to evaluate their conditions and adjust their treatment plans where appropriate. Our team of nurses and social workers collaborate with members and physicians to help our members overcome any obstacles to receiving the best possible care. In 2004, we anticipate launching similar programs for our members with congestive heart failure.

We also have strengthened collaboration among departments within Oxford, improving efficiency while delivering better service to our members, providers, employer groups and brokers. I'll describe a few examples.

Simply meeting the October 2003 compliance deadline for the Health Insurance Portability and Accountability Act (HIPAA) was a significant technological and administrative achievement. Having committed ourselves from a regulatory compliance perspective, we used the process to find ways to drive additional improvements in our operations and technology. One project led to a 40-percent efficiency gain in manual claims transactions, which means faster, more accurate payment of a significant number of claims. As a result, we were able to improve service, reduce costs and reallocate precious administrative dollars to growth initiatives and important healthcare programs.

Our information services team worked with our call center staff to overhaul the call center queue system, providing better service with fewer people who were organized by their areas of expertise. We also became increasingly adept at using web-based systems to streamline enrollment and renewals, deliver drug formulary information to physicians, and help members seeking everything from alternative therapies to discounts on fitness equipment and other health-related services through our Healthy Bonus® program.

Our healthcare services and e-business teams collaborated on a project to increase web usage and reduce the volume of telephone calls from 220 participating hospitals. Studies indicate that every phone call a hospital makes to a health plan costs the hospital $10. We were determined to reduce hospitals' costs, as well as our own.

Following a comprehensive analysis of phone and web transactions, as well as reviewing results from focus groups conducted with hospital administrators, we assigned a dedicated team to visit hospitals and train their staffs to use *www.oxfordhealth.com* to save money and expedite their workflows. Within a few months, call volume from our 10 largest hospitals dropped sharply, and over the course of the year, we saw impressive results throughout our hospital network.

We don't have all the answers to the challenges in healthcare today, but our intense regional focus and strong relationships help us engage providers, brokers, employers and members to develop practical solutions that make a real difference in our tri-state market.

FINANCIAL PERFORMANCE We had a successful year in a challenging economic and competitive environment. Our financial results reflect our disciplined approach to pricing and cost management, as we recorded increases in both revenues and earnings.

We did not, however, meet our initial target for enrollment growth in 2003. As I've discussed, the weak economy and aggressive pricing by certain competitors created an environment in which we were required to choose between disciplined pricing and pursuit of short-term enrollment gains. Given our approach to managing the business and our commitment to building for the long term, the right answer was clear. We stayed with our strategy of increasing prices in line with our underlying medical cost increases, thereby maintaining our margins and delivering consistent and more dependable pricing for our customers.

Premium revenues for the year were $5.34 billion, up 10.1 percent from 2002. Net earnings for the year were $351.9 million, or earnings per diluted common share of $4.15, up from $222 million, or earnings per diluted common share of $2.45, in 2002. 2003 results included a net pretax charge of $30.7 million, or $0.22 per diluted common share, related to the April 2003 settlement of 1997 securities litigation. Our 2002 results included net pretax charges of $171.3 million, or $1.11 per diluted common share, related to this litigation.

Other financial indicators were also strong. Our operating cash flows were $343.2 million. Included in operating cash flows in 2003 was the net use of approximately $200 million to fund the litigation settlement. Our medical and administrative loss ratios remained among the best in our industry, at 79.5 percent and 10.7 percent. In October, we declared a quarterly common stock dividend of $0.10 per share, which was paid to shareholders of record in January 2004. We also extended our stock repurchase program by $242.8 million through the remainder of 2004, reflecting our continued confidence in the company's future.

COMMITMENT We are proud of our success, and will continue to look for opportunities to expand and strengthen our business while contributing to long-term healthcare quality and affordability. I've described innovative products, provider engagement and financial discipline as the building blocks of our business. In fact, these three qualities – *innovation, engagement* and *discipline* – are woven throughout our organization and strategic approach to business.

In the pages that follow, you'll see our commitment to innovation, engagement and discipline reflected in many ways, from broker relationships and member services to provider outreach and employee performance.

I am grateful to the entire Oxford team for helping us live up to this commitment. Their passion, wisdom and experience are our most valuable assets. By working together, we will grow not only as a company, but also as a positive force in the lives of the people we serve.

Charles G. Berg
President & Chief Executive Officer
Oxford Health Plans, Inc.

INNOVATION



New ideas grow best in a collaborative environment that cultivates creativity. Throughout its history, Oxford has been fertile ground for innovation in every area of its business – from product design to healthcare programs to member services. That innovative spirit continues today as the company introduces new tools for improving access to quality care and managing the cost of healthcare. >>



WHY OXFORD?

INNOVATION

QUALITY

VALUE



A Broker's Perspective "I've worked with Oxford Health Plans for more than 15 years, and throughout that time, it has been a leader in innovation, quality and value in the managed care industry. Oxford has consistently offered products that are right for the marketplace and are supported by the best providers in the region. Equally important, it has been very active in monitoring the effectiveness of care and in making sure members and employers get full value from Oxford. As a broker, I'm proud to sell Oxford products to companies of all sizes. And as CEO of a company with 35 people, I'm pleased to be able to offer these same excellent products to my own employees.

"At Thesco, we work hard for our clients, and that means we can be very demanding in our relationships with health plan providers. Recognizing this situation, last year we established an annual award to honor the carrier that has gone out of its way to deliver outstanding service and value. We were happy to make Oxford the very first recipient of Thesco's Above and Beyond Award."

Richard Fleder
President & Chief Executive Officer
Thesco Benefits, LLC



Innovation At Oxford "Innovation has always been part of the Oxford culture, in our products and in our relationships with our brokers, employer groups and members. Our current product portfolio offers tremendous flexibility and value at a wide range of price points. We've also implemented a sophisticated array of online support systems, simplifying administration for brokers, employers, providers and members alike. We will continue to explore innovative ways to increase access to quality healthcare and to control rising healthcare costs."

Kevin R. Hill
Executive Vice President,
Sales & Business
Development





People Who Find Solutions "In over a decade of working with Oxford, I've seen the company's commitment to innovation take many forms. One thing that has been evident from the beginning is the exceptional quality of its provider network, which includes many top-level specialists already familiar to our partners.

"But Oxford also stands out through its ongoing efforts to add value to its customer relationships. With more than 1,300 people enrolled in Oxford plans, we inevitably have issues from time to time. Yet there's never been a case where we haven't been able to talk with somebody at Oxford and find a reasonable solution. Is that innovation? It is when it solves a problem and helps us go forward together."

Robert E. Juceam, Partner, Litigation
(*with Deborah Striar, Benefits Analyst*)
Fried, Frank, Harris, Shriver & Jacobson


ENGAGE

Providing access to high quality, cost-effective healthcare requires a significant level of collaboration among Oxford's varied constituents. Through our education and outreach programs and initiatives that foster choice and responsibility, our providers, brokers, employers, members and employees have become more engaged and accountable in improving the quality and efficiency of the healthcare system. >>


WHY OXFORD?
HELPFUL
HANDS-ON
EFFICIENT

User-Friendly Solutions "When you think of the time we used to spend doing tasks like verifications and notifications on the phone, there's no question Oxford's online system is more efficient. But getting up to speed on a new system can be challenging, too. So we were thrilled when Sue McLaughlin called to offer hands-on training through Oxford's electronic hospital initiative.

"In just three sessions, Sue took us from slow and uncertain to fast and easy. In fact, it's so easy now that we can often complete the process online during the hold time for other calls. Here in admissions, we've cut the time spent on Oxford transactions by more than half. And I know other departments, from billing and insurance to radiology, physical therapy and the ER, are having similar success.

"As a member of the New York Presbyterian Health System, we work with a number of managed care companies, and we're used to high transaction volumes. So we really appreciate it when a company goes out of its way not just to provide a better system, but also to give us the help we need to make the most of it. Oxford has really done that for us."

Peggy Lazzari
Supervisor of Admitting
New York United Hospital Medical Center

Peggy Lazzari, New York United Hospital Medical Center, standing, and Sue McLaughlin, Oxford Health Plans, Inc., seated.

Visits Strengthen Relationships "The quality of our relationships with healthcare providers is fundamental to the value of our products and services. Helping hospitals receive accurate, expeditious day-to-day service at a reasonable cost is good business for Oxford, for our hospitals and for members. We also invest regularly in our hospital relationships to help produce tangible improvements in the way we do business with each other – improving customer service while making healthcare more affordable."

Paul C. Conlin
Executive Vice President,
Healthcare Services



E-TRANSACTIONS


70%

With hospitals making hundreds of thousands of calls to Oxford each year, switching routine transactions to the web creates huge savings on both sides. Last year, Oxford conducted more than 500 visits to nearly 200 hospitals.


35%

PHONE CALLS



An Educated Consumer Makes a New Discovery

"As a producer of health education videos and television programs, I think of myself as a knowledgeable healthcare consumer. But after I developed Type 2 diabetes, I needed a higher level of support to stay on top of my condition. Last year, I received an invitation to join Oxford's new Best Practices Program℠ for diabetes. This program was perfect for my needs. Between the advice of a nationally recognized specialist and follow-up with a nutritionist and diabetes educator, I was able to understand crucial details about how my eating habits, exercise and even the timing of my medication were affecting my health.

"Just a few months later, my whole situation turned around. I exercise more and have improved my diet, losing close to 15 pounds. Now my blood sugar is more stable. I feel better and sleep better. I don't know what I would have done without this program. Oxford not only showed me what to do, but gave me the help I needed to stay on the right path."

Kevin Dawkins
Dawkins Productions
Oxford Health Plans Member



Alan M. Muney, MD
Executive Vice President &
Chief Medical Officer

Best Practices Mean Better Care "We are continuing our efforts to empower members with the clinical and self-care resources to help them lead the healthiest lives possible. In 2004, we will expand our Best Practices Program℠ to support effective care for our congestive heart failure members, and will use technology and dedicated nursing teams to support our members participating in these programs. By using sophisticated data analysis, engaging physicians and members in the care process, and providing them with the necessary tools, we hope to improve the health of Oxford members while managing healthcare costs."

D I S C I P L I N E



Strategic focus, strong alignment and a disciplined framework are all factors in Oxford's success. From product expansion to administrative simplification to a well-executed pricing strategy, 2003 demonstrated that a disciplined approach to operating our business can reap rewards for Oxford and its constituents. >>


WHY OXFORD?
SIMPLIFIED
DEDICATED


RESPONSIVE



Rethinking the Queue "People say customer service is a high stress job. But my own stress level has gone down a lot since Oxford reorganized its call centers last summer. And the customers on the other end of the line have been benefiting as well.

"We used to operate on a 'universal agent' model, where every associate had to be ready for every kind of call. Some calls are easy, but if you're discussing the details of claims and benefits, it can get pretty complicated. So we reorganized into specialized groups to better serve customers, brokers, providers and members.

"Now I can anticipate who I'm going to hear from and what the questions are likely to be. Because of this, I can provide more accurate and detailed information to meet the customers' needs. Multiply that difference by the number of calls Oxford receives each day, and the time and cost savings are substantial, both for Oxford and for the people we serve."

Jerry Remington
Service Associate
Oxford Health Plans, Inc.

Information Management As Competitive Advantage "High quality information management capabilities and ongoing process improvements are crucial to Oxford's ability to compete effectively and meet long-term goals. Reorganizing our call centers was one of several initiatives that enabled faster, more accurate responses to inquiries at a lower cost. We continued to enhance our administrative systems to facilitate collaboration among internal and external constituents. All these factors played into our company-wide success in managing administrative costs while delivering a caliber of service that helps differentiate Oxford in a competitive market."

Steven H. Black
Executive Vice President,
Operations & Chief
Information Officer





Best Practices Include Governance, Too "We are committed to the highest standards for regulatory compliance and corporate governance. We maintain an exacting regulatory compliance and audit program to help ensure our continuing adherence to federal and state regulations and mandates.

"But compliance is just part of the picture. Ethical conduct and strong corporate governance practices also are fundamentals of a sound business. This is why we welcomed the passage of the Sarbanes-Oxley Act of 2002 to foster these same principles throughout the business community. And it's why we continue to stay intensely focused on treating all of our constituents fairly and providing an accurate view of Oxford and our business."

Daniel N. Gregoire (right)
Executive Vice President,
General Counsel & Secretary

Transparency Helps Everyone "Oxford is committed to transparent reporting of its financial and operating results. For us, it is not simply a matter of complying with minimum reporting requirements, but a philosophy of treating our shareholders with the respect they deserve by providing clear, concise insights into our business. We are proud of the work we are doing, and we want investors to be in a position to make informed judgments about us.

"Transparency is integral to our discipline in describing the ways we manage the business and serve our customers. The clearer our view of the factors that affect our markets, the more effective we will be at communicating our long-term strategies aimed at developing the innovative products and solutions that our customers demand."

Kurt B. Thompson (left)
Executive Vice President &
Chief Financial Officer

2003 Financial Review

Cautionary Statement Regarding Forward-Looking Statements

Certain statements contained in "Management's Discussion and Analysis of Financial Condition and Results of Operations," including, but not limited to, statements concerning future results of operations or financial position, future liquidity, future ability to receive cash from the Company's regulated subsidiaries, future ability to pay dividends, future ability to retire debt or purchase outstanding shares of the Company's common stock, future deployment of excess cash, the likelihood of realizing investment gains at comparable levels in the future, future capital structure, future healthcare and administrative costs, future premium rates and yields for commercial and Medicare business, future average per-member reimbursement for Medicare, future membership levels and development of new lines of business, future growth in contiguous geographic markets, future healthcare benefits, future provider networks, future provider utilization rates, future medical loss ratio levels, future recoveries from state-regulated risk allocation pools, future claims payment, service performance and other operations matters, future administrative loss ratio levels, management's belief that the Company will obtain the full benefit of the net deferred tax assets recorded at December 31, 2003, the Company's information systems, proposed efforts to control healthcare and administrative costs, future impact of delegation, capitation, risk-transfer and other cost-containment agreements with healthcare providers and related organizations of providers, including insurance and reinsurance coverage for risk-transfer arrangements, future enrollment levels, government regulations such as the proposed "Patients' Bill of Rights" ("PBOR") legislation, the Health Insurance Portability and Accountability Act of 1996 ("HIPAA") and the Medicare Prescription Drug Act of 2003 ("MDA"), and the impact of new laws and regulations, the future of the healthcare industry, and the impact on the Company of threatened or pending legal proceedings and regulatory investigations and examinations, and other statements contained herein regarding matters that are not historical facts, are forward-looking statements (as such term is defined in the Securities Exchange Act of 1934, as amended). Because such statements involve risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, those discussed below.

IBNR estimates; inability to control healthcare costs

Medical costs payable in Oxford's financial statements include reserves for incurred but not reported or paid claims ("IBNR") that are estimated by Oxford. The Company estimates the provision for IBNR using standard actuarial loss development methodologies applied to loss development data summarized on the basis of the month services are rendered and the month claims are paid, processed or received, and considers other items including, without limitation, historical levels of denied claims, medical cost trends, seasonal patterns and changes in membership mix. The estimates for submitted claims and IBNR are made on an accrual basis and adjusted in future periods as necessary. The Company believes that its reserves for IBNR are adequate to satisfy its ultimate claim liability. However, there can be no assurances as to the ultimate accuracy of such estimates. Any adjustments to such estimates could benefit or adversely affect Oxford's results of operations in future periods.

The Company's future results of operations depend, in part, on its ability to predict and manage healthcare costs (through, among other things, benefit design, utilization review and case management programs, analytic tools, delegation, capitation, risk-transfer, insurance, reinsurance and other payment arrangements with providers or groups of providers or other parties, including, without limitation, arrangements with vendors related to certain types of diagnostic testing, professional services and disease management, and arrangements with hospitals and physician groups) while providing members with coverage for the healthcare benefits provided under their contracts. However, Oxford's ability to contain such costs may be adversely affected by various factors including, but not limited to, changes in payment methodologies, changes in the historical patterns of healthcare utilization and/or unit costs generally and directly or indirectly related to the "war on terrorism" or the concerns of members or providers due to the threat of terrorism, new technologies and healthcare practices, changes in hospital costs, nursing and drug shortages, changes in demographics and trends, expansion into new markets, changes in laws or regulations, changes in interpretation of existing laws and regulations, mandated benefits or practices, selection biases, increases in unit costs paid to providers, termination of agreements with providers or groups of providers, termination of, or disputes under, delegation, capitation, risk-transfer, insurance, reinsurance and other payment arrangements with providers or groups of providers or other insurance or reinsurance arrangements, epidemics, acts of terrorism and bioterrorism or other catastrophes, including war, inability to establish or maintain acceptable compensation arrangements with providers or groups of providers, operational and regulatory issues which could delay, prevent or impede those arrangements, and higher utilization of medical services, including, without limitation, higher out-of-network utilization. There can be no assurance that the Company will be successful in mitigating the effect of any or all of the above-listed or other factors.

The Company's medical costs also are affected by the implementation, administration and regulation of certain state-regulated risk allocation pools, such as the New York

Market Stabilization Pools (the "New York Stabilization Pools" or "Pools"), as well as certain state healthcare public policy initiatives, such as the New York Graduate Medical Education ("GME") and hospital Bad Debt and Charity Care ("BDCC") programs. Numerous factors, including, but not limited to, the Company's membership mix and product allocation amongst the health plans and carriers in a particular region or state, could cause the Company to make payments to the state-regulated risk allocation pools or to the state healthcare public policy initiatives or could allow it to receive funds from the risk allocation pools. The administration and regulation of these programs and specific financing formulas related to these programs have been, and continue to be, subject to change. The Company has learned that some of its competitors in New York that may be required to pay substantial amounts into the New York Stabilization Pools may seek to challenge the legality of the New York State Insurance Department's ("NYSID") regulations related to these pools or the manner in which the regulations have been interpreted. It also is possible that NYSID could amend or interpret its regulations in response to the objections raised by these competitors in a manner that would materially affect what the Company may be required to pay to, or receive from, the New York Stabilization Pools. The manner in which NYSID administers the Pools also could have a material impact on the competitive conditions and relative premium pricing of each competitor in the New York individual and small group markets. The Health Care Reform Act ("HCRA") and the New York GME and BDCC assessments were re-authorized effective July 1, 2003 through June 30, 2005.

Changes in the implementation, administration and regulation of these programs could adversely affect the Company's medical costs and results of operations. All of these programs, and the Company's liabilities or potential recoveries under or from them, are continually subject to change.

General economic conditions Changes in economic conditions could affect the Company's business and results of operations. The state of the economy could affect the Company's employer group renewal prospects and its ability to collect or increase premiums. The state of the economy also has negatively affected state budgets, which has resulted in states increasing or imposing new taxes and assessments on insurers, including the Company, as discussed under "Changes in laws and regulations." Although the Company has attempted to diversify its product offerings to address the changing needs of its membership, there can be no assurance that the effects of a change in economic conditions will not cause its existing membership to seek health coverage alternatives that the Company does not offer, or will not result in significant membership loss, lower average premium yields or decreased margins on continuing membership.

Effects of terrorism There can be no assurance that the "war on terrorism," the threat of future acts of terrorism or the related concerns of members or providers will not adversely affect the Company's healthcare costs and its ability to predict and control such costs. Future acts of terrorism and bioterrorism could adversely affect the Company through, among other things: (i) increased utilization of healthcare services including, without limitation, hospital and physician services, ancillary testing and procedures, vaccinations, such as the smallpox vaccine and potential associated side effects, prescriptions for drugs, mental health services and other services; (ii) loss of membership as the result of lay-offs or other in-force reductions of employment; (iii) adverse effects upon the financial condition or business of employers who sponsor healthcare coverage for their employees; (iv) disruption of the Company's business or operations; or (v) disruption of the financial and insurance markets in general.

The effect of higher administrative costs There can be no assurance that the Company will be able to maintain administrative costs at current levels. The increased administrative costs of new or proposed laws or regulations, such as PBOR legislation, HIPAA or MDA, could adversely affect the Company's ability to maintain its current levels of administrative expenses.

Changes in laws and regulations The healthcare financing industry in general, and health maintenance organizations ("HMOs") and health insurance companies in particular, are subject to substantial federal and state government laws and regulations including, but not limited to, laws and regulations relating to cash reserves, minimum net worth, minimum medical loss ratio, licensing, policy language, benefits and exclusions, external review, payment practices, mandatory products and benefits, provider compensation arrangements, approval requirements for policy forms and provider contracts, disclosures to members and providers, security and confidentiality of healthcare information, premium and reimbursement rates and periodic examinations by state and federal agencies. State laws and regulations require the Company's HMO and insurance subsidiaries to maintain restricted cash or available cash reserves and restrict their ability to make dividend payments, loans or other payments to the Company.

State and federal government authorities are continually considering changes to laws and regulations applicable to the Company or to the interpretation of such laws or regulations. Any such changes could have a material adverse effect upon the Company and its results of operations. Such state and federal government authorities currently are considering or have, in some cases, adopted regulations relating to, among other things, mandatory benefits such as infertility treatment and products, early intervention services, policy language, benefits and exclusions, ability to pay dividends, parity of access to certain medical benefits such as mental health and chiropractic services, defining medical necessity, provider compensation, health plan liability to members who fail to receive appropriate care, limits on premium rates and rate approval, claims payment practices and prompt pay rules, disclosure and composition of physician networks, and allowing physicians to collectively negotiate contract terms with carriers, including fees. These proposals could apply to the Company and could have a material adverse effect upon the Company and its results of operations. State regulators also may change their interpretation of existing laws and regulations relating to the issues described above, or other issues, and such changes could have a material impact on the Company. Congress also is considering proposals relating to healthcare reform, including PBOR legislation. These proposals seek to hold health plans liable for claims regarding healthcare delivery and accusations of improper denial of care, among other items. In addition, on June 19, 2003, the United States House of Representatives passed legislation permitting small businesses to pool together as Association Health Plans ("AHPs") to purchase or self-fund healthcare coverage. The legislation provides AHPs with significant regulatory and rating advantages which would prevail over state and federal law applicable to most insurers and HMOs, including the Company. The United States Senate has not taken any action on the legislation. In 2001, the State of New Jersey passed a health plan liability law similar to certain portions of the PBOR legislation being considered by Congress. Under the New Jersey law, generally, after exhausting an appeal through an independent review board, a person covered under a health plan is permitted to sue the carrier for economic and non-economic losses, including pain and suffering, that occur as the result of the carrier's negligence with respect to the denial of, or delay in, approving or providing medically necessary covered services. The New Jersey legislation and the federal PBOR legislation, if enacted, could expose the Company to significant litigation risk. Such litigation could be costly to the Company and could have a significant effect on the Company's results of operations. Although the Company could attempt to mitigate or cover the effects of such costs through, among other things, increases in premiums, there can be no assurance that the Company will be able to mitigate or cover the costs stemming from such PBOR legislation or the other costs incurred in connection with complying with such PBOR legislation.

The Company also is affected by certain state-regulated risk allocation pools and state healthcare public policy initiatives. The risk allocation pools are designed primarily to spread claims risk. New York, New Jersey and Connecticut also impose assessments that are used to fund the states' health and insurance departments and other state initiatives. Examples of these programs include, but are not limited to, the:

- New York Stabilization Pools require insurers participating in the small group and individual insurance market in New York to contribute certain amounts to, or receive certain amounts from, the New York Stabilization Pools based upon certain paid claims criteria and other criteria outlined in the applicable regulations;
- New York Stop Loss Pools provide insurers and HMOs participating in certain mandated health insurance programs in New York with a limited amount of stop loss insurance for claims paid under these programs;
- Connecticut Small Employer Reinsurance Pool allows Connecticut health plans to purchase low-deductible stop loss coverage from the Reinsurance Pool for individuals and/or groups ceded by the plans to the Reinsurance Pool. Plans also have been assessed based on market share to cover Reinsurance Pool losses in years past. The Health Reinsurance Association provides for assessments of health plans to cover pool losses related to individual conversions from group coverage and plans; and
- New Jersey Individual Health Coverage program assesses participating carriers in the individual market based on their market share of enrollment to cover certain program losses defined in the applicable regulations.

The state healthcare public policy initiatives are designed to require healthcare payors to contribute to funds that support public policy healthcare initiatives in general, including defraying the costs of other healthcare providers, such as hospitals. Examples of these types of programs include the healthcare financing policies established in New York under HCRA, including the requirement that payors pay an assessment toward GME and BDCC. HCRA and the GME and BDCC assessments were re-authorized effective July 1, 2003 through June 30, 2005.

The state of the economy has negatively affected the states' budgets, including tax collections, which has resulted in states attempting to defray the costs of various programs through increased taxes, new taxes, increased assessments and new assessments on employers, including the Company, as well as on insurers, HMOs and other healthcare payors for the specific programs in which the Company participates, such as the New York GME and BDCC programs, the New York Stabilization

Pools and other programs, or on the services of healthcare providers. In New York, the State Legislature passed into law the New York State 2003-2004 budget that includes, among other things, a 75% increase in the premium tax on health insurers (partially offset by the elimination of the franchise tax on health insurers), a 10% increase in the BDCC assessment, an increase in excess of 5% in the GME assessment, and an approximately 19% increase in the assessment for NYSID and the New York State Department of Health ("NYSDOH") budgets (to which the Company is required to contribute). Although the Company could attempt to mitigate or cover the effects of such increased costs through, among other things, increases in premiums, there can be no assurance that the Company will be able to mitigate or cover all of such costs resulting from the provisions of the New York State budget. Changes in the implementation, administration and regulation of these programs could adversely affect the Company's medical costs and results of operations. All of these programs, and the Company's liabilities under or potential recoveries from them, are continually subject to change.

Under the new HIPAA privacy rules, the Company is required to: (i) comply with a variety of requirements concerning its use and disclosure of individuals' protected health information; (ii) establish rigorous internal procedures to protect health information; and (iii) enter into business associate contracts with those companies to whom protected health information is disclosed. Violations of these rules will be subject to significant penalties. The final rules do not provide for complete federal preemption of state laws, but rather preempt all contrary state laws unless the state law is more stringent. HIPAA exposes the Company to additional liability for, among other things, violations by its business associates. HIPAA's requirements with regard to privacy and confidentiality became effective in April 2003. Also, as part of HIPAA, the United States Department of Health and Human Services issued rules standardizing electronic transactions between health plans, providers and clearinghouses, which became effective in October 2003. The Company believes that it has met all applicable HIPAA deadlines. The Company currently estimates that it will incur additional HIPAA compliance costs in 2004 and beyond. However, the Company cannot predict the ultimate impact HIPAA will have on its business and results of operations in future periods.

The Company also is subject to federal and state laws, rules and regulations generally applicable to public corporations, including, but not limited to, those administered by the Securities and Exchange Commission, the Internal Revenue Service and state corporate and taxation departments. The Company also is subject to the listing standards of the New York Stock Exchange, Inc. ("NYSE"). The federal government, certain states, and the NYSE and other self-regulatory organizations recently have passed or proposed new laws, rules or regulations generally applicable to corporations, including the Sarbanes-Oxley Act of 2002, that affect or could affect the Company. These changes could increase the Company's costs of doing business or could expose the Company to additional potential liability.

The Company prepares its financial statements in accordance with accounting principles generally accepted in the United States ("GAAP"). Any changes to GAAP could affect the Company's results of operations.

Regulatory audits and reviews The Company continually is subject to review and audit by various state and federal authorities including, but not limited to, NYSID, NYSDOH, the Attorney Generals' offices of New York and Connecticut, the New Jersey Department of Banking and Insurance, the New Jersey Department of Health and Senior Services, the Connecticut Insurance Department, the California Department of Insurance, the federal Centers for Medicare & Medicaid Services ("CMS"), the United States Department of Labor and other departments of labor in states where the Company has employees. From time to time, the Company has issues pending with, or has operating issues under review with and is the subject of periodic audits by such regulatory agencies. While the Company believes its relations with such regulatory agencies are good, the outcome of any examinations, inquiries and reviews by such regulatory agencies cannot be predicted.

National Committee for Quality Assurance ("NCQA") accreditation In March 2002, NCQA, an independent, non-profit organization dedicated to improving managed care quality and service, completed its periodic review of the Company's operations. NCQA rates companies according to the following scale: excellent, commendable, accredited, provisional and denied. In June 2002, NCQA upgraded the Company's status to "Excellent" for Oxford's New York HMO and Medicare operations, its New Jersey HMO operations, and its Connecticut HMO and Medicare operations. Oxford's New Jersey Medicare operations achieved a "Commendable" rating. There can be no assurance that the Company will maintain its NCQA accreditation, and the loss of this accreditation could adversely affect the Company.

Doing business on the Internet Federal and state laws and regulations directly applicable to communications or commerce over the Internet, such as HIPAA, are becoming more prevalent. For example, CMS has prohibited the transmission of Medicare eligibility information over the Internet unless certain encryption and other standards are met. New laws and regulations could adversely affect, or increase costs related to, the business of the Company on the Internet. The Company relies on certain external vendors to provide content and services with respect to maintaining its web site at *www.oxfordhealth.com*. Any failure of such vendors to abide by the terms of their agreements with the Company or to comply with applicable laws and regulations could expose the Company to liability and could adversely affect the Company's ability to provide services and content on the Internet.

Matters affecting Medicare business Premiums for Oxford's Medicare plans are determined through formulas established by CMS for Oxford's Medicare contracts. Generally, since the Balanced Budget Act of 1997 went into effect, annual healthcare premium increases for Medicare members have not kept up with the increases in healthcare costs. Federal law provides for annual adjustments in Medicare reimbursement by CMS that could reduce the reimbursement received by the Company. Premium rate increases in a particular region that are lower than the rate of increase in healthcare services expense for Oxford's Medicare members in such region, could adversely affect Oxford's results of operations. However, MDA will increase reimbursement rates to managed care plans offering Medicare Advantage (formerly Medicare+Choice) plans. The Company currently is considering the potential effects MDA will have on its Medicare business. MDA will allow Oxford to provide its current and future Medicare members richer benefits. The Company also is considering re-entering counties in New York, New Jersey and Connecticut where it had previously discontinued offering Medicare plans. The Company cannot precisely estimate the effect of MDA or other future Medicare regulations on its business or results of operations in future periods.

Contracts with providers and provider organizations and other vendors entered into by Oxford with respect to Medicare membership could pose operational and financial challenges for the Company and could be adversely affected by regulatory actions or by the failure of the Company or the vendor to comply with the terms of such agreement, and failure under any such agreement could have a material adverse effect on the Company's cost of providing benefits to Medicare members, Medicare membership, the Company's Medicare results of operations and, ultimately, the Company's ability to provide Medicare plans. Oxford's Medicare plans are subject to certain additional risks compared to commercial plans, such as substantially higher comparative medical costs and higher levels of utilization.

Service and management information systems
The Company's claims and service systems depend upon the smooth functioning of its computer systems. These systems remain subject to unexpected interruptions resulting from occurrences such as hardware failures or the impact of ongoing program modifications. There can be no assurance that such interruptions will not occur in the future, and any such interruptions could adversely affect the Company's business and results of operations. Moreover, operating and other issues can lead to data problems that affect the performance of important functions, including, but not limited to, claims payment, and group and individual billing. There also can be no assurance that the Company's process of improving existing systems, developing new systems to support the Company's operations and improving service levels will not be delayed or that additional systems issues will not arise in the future.

Healthcare provider networks/risk-sharing arrangements
The Company is subject to the risk of disruption in its healthcare provider networks. Network physicians, hospitals and other healthcare providers could terminate their contracts with the Company. Most of the Company's contracts with physicians can be terminated on 90-days notice. The Company's contracts with hospitals that serve a significant portion of its business generally are for multiple-year periods, but some hospital contracts can be terminated on 90-days notice. The Company routinely is engaged in negotiations with healthcare providers, including various hospitals and hospital systems, involving payment arrangements, contract terms and other matters. During such negotiations, hospitals, hospital systems, physicians and other providers may threaten to or, in fact, provide notice of termination of their agreement with the Company as part of their negotiation strategy. Providers also have threatened to terminate contracts when financial disputes arise. These disputes could adversely affect the Company or could expose the Company to regulatory or other liabilities. Such events could have a material adverse effect on the Company's ability to influence its medical costs. Cost-containment and risk-sharing and risk-transfer arrangements entered into by the Company could be adversely affected by difficulties encountered in the implementation or administration of such arrangements, regulatory actions, contractual disputes, or the failure of the providers to comply with the terms of such agreements. Furthermore, the effect of mergers and consolidations of healthcare providers or potential unionization of, or concerted action by, physicians, hospitals or other providers in the Company's service areas, could enhance the providers' bargaining power with respect to higher reimbursement levels and changes to the Company's utilization review and administrative procedures.

Pending litigation and other proceedings against Oxford
The Company is involved in certain legal proceedings, including, among others, those related to: (i) a Connecticut action, brought

by the Connecticut State Medical Society, alleging breach of the Connecticut Unfair Trade Practices Act, which case was dismissed and is now on appeal; (ii) a New York action, brought by the Medical Society of the State of New York on behalf of its members and itself, alleging breach of contract and violations of the New York General Business Practices Law, Public Health Law and Prompt Payment Law, which case was dismissed and is now on appeal; (iii) a related, purported class action by New York physicians asserting similar claims, which case has been stayed pending arbitration and also is on appeal; (iv) a New Jersey action, brought by the Medical Society of New Jersey on behalf of its members and itself, alleging breach of contract and violations of New Jersey Prompt Pay and Consumer Fraud Acts, which case has been dismissed and is now on appeal; (v) an attempt to bring class action arbitration by a purported class of New Jersey physicians alleging breach of contract and violations of New Jersey Prompt Pay and Consumer Fraud Acts; (vi) a purported federal class action grounded in ERISA claims brought on behalf of Oxford members who have coverage for chiropractic care; and (vii) claims for rescission or termination of an insurance agreement guaranteeing savings pursuant to a third-party management agreement for orthopedic services. The Company also is involved in other legal actions in the normal course of its business, some of which seek monetary damages, including claims for punitive damages. The Company also is the subject of examinations, investigations and inquiries by federal and state governmental agencies. The results of these lawsuits, examinations, investigations and inquiries could adversely affect the Company's results of operations, financial condition, membership growth and ability to retain members through the imposition of sanctions, required changes in operations and potential limitations on enrollment. In addition, evidence obtained in governmental proceedings could be used adversely against the Company in civil proceedings. The Company cannot predict the outcomes of these lawsuits, examinations, investigations and inquiries.

Negative HMO publicity and potential for additional litigation The managed care industry, in general, has received significant negative publicity and does not have a positive public perception. This publicity and perception has led to increased legislation, regulation and review of industry practices. Certain litigation, including purported class actions on behalf of plan members and providers commenced against certain large, national health plans, and against the Company, has resulted in additional negative publicity for the managed care industry and creates the potential for similar additional litigation against the Company. These factors may adversely affect the Company's ability to market its products and services, may require changes to its products and services, and may increase the regulatory burdens under which the Company operates, further increasing the costs of doing business and adversely affecting the Company's results of operations.

Concentration of business/competition The Company's commercial and Medicare business is concentrated in New York, New Jersey and Connecticut, with approximately 72% of its commercial premium revenues received from New York business. In addition, the Company's Medicare revenue represented approximately 12% of premiums earned during 2003. As a result, changes in regulatory, market or healthcare provider conditions in any of these states, particularly New York, and changes in the environment for the Company's Medicare business, could have a material adverse effect on the Company's business, financial condition and results of operations.

HMOs and health insurance companies operate in a highly competitive environment. The Company has numerous competitors, including for-profit and not-for-profit HMOs, preferred provider organizations ("PPOs"), administrative service providers and indemnity insurance carriers, some of which have substantially larger enrollments than the Company. The Company competes with independent HMOs, which have significant enrollment in the New York metropolitan area. The Company also competes with HMOs and managed care plans sponsored by large health insurance companies. These competitors have large enrollment in the Company's service areas and, in some cases, greater financial resources than the Company. Additional competitors, including emerging competitors in e-commerce insurance or benefit programs and consumer-directed health plans, are entering and may continue to enter the Company's markets in the future. The Company believes that the network of providers under contract with Oxford is an important competitive factor. However, the cost of providing benefits is, in many instances, the controlling factor in obtaining and retaining employer groups, and certain of Oxford's competitors have set premium rates at levels below Oxford's rates for comparable products. Oxford anticipates that premium pricing will continue to be highly competitive.

Selected Consolidated Financial Data

Revenue and earnings, financial position and per common share information set forth below for each year in the five-year period ended December 31, 2003 has been derived from the consolidated financial statements of the Company. The information below is qualified by reference to, and should be read in conjunction with, the audited consolidated financial statements and related notes and with "Management's Discussion and Analysis of Financial Condition and Results of Operations" included herein.

(In thousands, except per share amounts and operating statistics)	**2003**	2002	2001	2000	1999
Revenues and earnings:					
Operating revenues	**$ 5,351,611**	$ 4,868,708	$ 4,326,182	$ 4,038,787	$ 4,115,134
Investment and other income, net	**100,833**	94,686	95,046	73,015	82,632
Net earnings before extraordinary item	**351,853**	221,965	322,421	285,419	319,940
Net earnings	**351,853**	221,965	322,421	265,094	319,940
Net earnings for common shares[1]	**351,853**	221,965	322,421	191,303	274,440
Financial position:					
Working capital	**$ 991,187**	$ 465,279	$ 468,924	$ 298,175	$ 442,693
Total assets	**2,160,201**	1,753,516	1,576,725	1,444,610	1,686,888
Long-term debt, less current maturities	**394,000**	96,250	126,876	28,000	350,000
Redeemable preferred stock	**–**	–	–	–	344,316
Common shareholders' equity	**727,264**	496,917	462,920	459,222	98,755
Net earnings per common share before extraordinary item:					
Basic	**$ 4.26**	$ 2.55	$ 3.35	$ 2.50	$ 3.38
Diluted	**$ 4.15**	$ 2.45	$ 3.21	$ 2.24	$ 3.26
Net earnings per common share:					
Basic	**$ 4.26**	$ 2.55	$ 3.35	$ 2.26	$ 3.38
Diluted	**$ 4.15**	$ 2.45	$ 3.21	$ 2.02	$ 3.26
Dividends per common share	**$ 0.10**	$ –	$ –	$ –	$ –
Weighted-average number of common shares outstanding:					
Basic	**82,546**	87,145	96,269	84,728	81,273
Diluted	**84,754**	90,744	100,543	94,573	84,231
Operating statistics:					
Enrollment	**1,539,200**	1,601,500	1,510,100	1,491,400	1,593,700
Fully insured member months	**18,307,400**	18,298,800	17,402,400	17,345,500	19,326,700
Self-funded member months	**481,100**	689,300	704,500	708,400	625,600
Medical loss ratio[2]	**79.5%**	79.3%	78.9%	77.5%	82.1%
Administrative loss ratio[3]	**10.7%**	11.8%	11.3%	11.8%	14.6%

[1] Net earnings for common shares in 2000 includes $41.1 million of costs associated with the redemption of preferred stock.

[2] Defined as healthcare services expense as a percentage of premiums earned.

[3] Defined as marketing, general and administrative expense as a percentage of operating revenues. Excludes litigation charge for settlement, net, of $30.7 million and $151.3 million in 2003 and 2002, respectively.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview The Company's revenues consist primarily of commercial premiums derived from its health maintenance organization ("HMO"), exclusive provider organization ("EPO"), point-of-service ("POS"), preferred provider organization ("PPO") and indemnity plans. Revenues also include reimbursements under government contracts relating to its Medicare+Choice ("Medicare") plans, third-party administration fee revenue for self-funded plans (which is stated net of direct expenses such as third-party reinsurance premiums), and investment and other income. Since the Company provides coverage under its insured and managed care products on a prepaid basis, with premium levels fixed for one-year periods, unexpected cost increases during the annual contract period cannot be passed on to employer groups or members.

Healthcare services expense primarily comprises payments to physicians, hospitals and other healthcare providers under fully insured healthcare business and includes an estimated amount for incurred but not reported or paid claims ("IBNR"). The Company estimates IBNR based on a number of factors, including prior claims experience. The ultimate payment of unpaid claims attributable to any period may be more or less than the amount of IBNR recorded. See "Liquidity and Capital Resources."

The Company's results of operations are dependent, in part, on its ability to predict and manage healthcare costs (through, among other things, benefit design, utilization review and case management programs, analytic tools, delegation, capitation, risk-share, risk-transfer, insurance, reinsurance, and other payment arrangements with providers or groups of providers or other parties including, without limitation, arrangements with vendors related to certain types of diagnostic testing, professional services and disease management, and arrangements with hospitals and physician groups) while providing members with coverage for the healthcare benefits provided under their contracts. However, the Company's ability to contain such costs may be adversely affected by various factors including, but not limited to, changes in payment methodologies, changes in the historical patterns of healthcare utilization and/or unit costs generally and directly or indirectly related to the "war on terrorism" or the concerns of members or providers due to the threat of terrorism, new technologies and healthcare practices, changes in hospital costs, nursing and drug shortages, changes in demographics and trends, expansion into new markets, changes in laws and regulations, changes in interpretation of existing laws and regulations, mandated benefits or practices, selection biases, increases in unit costs paid to providers, termination of provider arrangements, termination of, or disputes under, delegation, capitation, risk-transfer, insurance, reinsurance or other payment arrangements, epidemics, catastrophes, acts of terrorism or war, inability to establish or maintain acceptable compensation agreements with providers or groups of providers, operational and regulatory issues that could delay, prevent or impede those arrangements and higher utilization of medical services including, without limitation, higher out-of-network utilization. The Company attempts to use its medical cost-containment capabilities, such as claim auditing systems, with a view to reducing the rate of increase in healthcare services expense.

Results for 2003 include a net charge of $30.7 million, or $0.22 per diluted share, related to the final settlement of securities class action lawsuits brought in 1997 following the October 27, 1997 decline in the price of the Company's stock. Included in the net charge is the recovery of approximately $14.3 million, or $0.10 per diluted share, received during the third quarter of 2003 of a claim against certain excess insurance carriers who provided insurance for the securities class action lawsuits. In addition, the 2003 period includes approximately $33.8 million, or $0.24 per diluted share, related to favorable changes in estimates of prior period medical cost reserves, primarily resulting from ongoing incremental improvements in processes such that the level of completion of claims was, in retrospect, slightly higher than estimated in 2002.

Results for 2002 included a pretax charge of $151.3 million, net, or $0.98 per diluted share, related to the Company's offer to settle the securities class action lawsuits brought in 1997 and a pretax charge of $20 million, or $0.13 per diluted share, for additional estimated legal expenses associated with such litigation. Also included in pretax earnings for 2002 were charges related to the conclusion of the Company's information technology outsource arrangement with Computer Sciences Corporation ("CSC") and the other than temporary impairment charge related to the Company's prior investment in MedUnite Inc. ("MedUnite") totaling approximately $26.5 million, or $0.17 per diluted share. In addition, the 2002 period includes a reduction in estimated liabilities for the New York Market Stabilization Pools (the "Pools" or "New York Stabilization Pools") of approximately $20.8 million for 2001 and prior years, and an increase of approximately $1.2 million in estimated recoveries for the 2001 Stop Loss Pool for New York Mandated Plans, or a total of $0.14 per diluted share, and approximately $33.3 million, or $0.22 per diluted share, related to favorable changes in estimates of prior period medical cost reserves.

On March 1, 2002, the Company acquired all of the outstanding stock of MedSpan, Inc., ("MedSpan"), the parent company of a Connecticut managed healthcare organization, for cash of approximately $17.3 million. Effective January 2003, most of the assets and liabilities of MedSpan were transferred to, and assumed by, Oxford Health Plans (CT), Inc., pursuant to an assumption reinsurance agreement.

Results for 2001 were positively impacted by approximately $15 million of favorable development of prior period estimates of medical costs and recoveries from the New York Stabilization Pools.

Results of operations *Year Ended December 31, 2003 Compared with Year Ended December 31, 2002* Total revenues for the year ended December 31, 2003 were $5.45 billion, up 9.9% from $4.96 billion in the prior year. Net income attributable to common stock in 2003 totaled $351.9 million, or $4.15 per diluted common share, compared with $222 million, or $2.45 per diluted common share in 2002. Results for 2003 and 2002 were positively impacted by approximately $33.8 million and $55.3 million, respectively, of favorable development of prior period estimates of medical costs and the New York Stabilization Pool recoveries. See "Liquidity and Capital Resources" and "Overview."

The following tables show plan revenues earned, membership by product and certain other selected information:

	For the Years Ended December 31,		Increase (Decrease)	
(Dollars in thousands)	**2003**	2002	Amount	%
Revenues:				
POS, PPO and other plans	**$ 4,125,424**	$ 3,689,110	$ 436,314	11.8 %
HMOs	**581,369**	576,635	4,734	0.8 %
Total fully insured commercial	**4,706,793**	4,265,745	441,048	10.3 %
Medicare	**632,534**	585,219	47,315	8.1 %
Total premium revenues	**5,339,327**	4,850,964	488,363	10.1 %
Third-party administration, net	**12,284**	17,744	(5,460)	(30.8)%
Investment and other income	**100,833**	94,686	6,147	6.5 %
Total revenues	**$ 5,452,444**	$ 4,963,394	$ 489,050	9.9 %

	As of December 31,		Increase (Decrease)	
	2003	2002	Amount	%
Membership:				
POS, PPO and other plans	**1,239,400**	1,252,900	(13,500)	(1.1)%
HMOs	**190,500**	226,600	(36,100)	(15.9)%
Total fully insured commercial	**1,429,900**	1,479,500	(49,600)	(3.4)%
Medicare	**70,800**	70,100	700	1.0 %
Third-party administration	**38,500**	51,900	(13,400)	(25.8)%
Total membership	**1,539,200**	1,601,500	(62,300)	(3.9)%

	For the Years Ended December 31,	
	2003	2002
Selected Information:		
Medical loss ratio	**79.5%**	79.3%
Administrative loss ratio	**10.7%**	11.8%
Per-member, per-month premium revenue	**$ 291.65**	$ 265.10
Per-member, per-month medical expense	**$ 231.73**	$ 210.33
Fully insured member months	**18,307,400**	18,298,800

Total commercial premiums earned for the year ended December 31, 2003 were $4.71 billion, compared with $4.27 billion in the prior year. The year-over-year increase in premiums earned is attributable to an increase in weighted-average commercial premium yields of approximately 10.4% offset partially by a decrease in member months of 0.1% for commercial products during 2003, including the effect of reductions in benefit coverage and changes in product mix. Overall commercial membership decreased by 3.4% at December 31, 2003 compared with the prior year primarily due to rationalization of the acquired MedSpan business, competitive pricing in the Company's markets and the loss of several large groups to self-funded carriers.

Premiums earned from the Company's Medicare programs increased 8.1% to $632.5 million in 2003 compared with $585.2 million in 2002. The overall increase was attributable to a 3.2% increase in member months of Medicare plans and a 4.7% increase in premium yields as a result of annual rates of increase from the Centers for Medicare & Medicaid Services ("CMS") and the county-specific mix of membership, among other factors. In December 2003, the Medicare Prescription Drug Act of 2003 ("MDA") was signed into law. MDA will increase the reimbursement rates to managed care plans offering Medicare Advantage plans. MDA will allow Oxford to provide its current and future Medicare members richer benefits. The Company also is considering re-entering counties in New York, New Jersey and Connecticut where it had previously discontinued offering Medicare plans. The Company cannot precisely estimate the effect of MDA or other future Medicare regulations on its business or results of operations in future periods.

Investment and other income, net, increased 6.5% for the year ended December 31, 2003 compared with 2002 as follows:

	2003	2002
Investment income, net of fees	**$ 54,734**	$ 64,497
Net realized gains on sales of marketable securities	**30,849**	26,883
Investment income, net	**85,583**	91,380
Pharmacy alliance agreement amortization	**15,200**	15,200
Other income (expense), net	**50**	(11,894)
Investment and other income, net	**$100,833**	$ 94,686
Weighted-average pretax yield on investment portfolio	**3.2%**	4.5%

The decrease in investment income, net of fees, was due to lower investment yields partially offset by higher invested balances. Due to interest rate and bond market dynamics during the past year, the overall pretax yield on the portfolio declined to 3.2% for 2003 compared with 4.5% in the prior year. Realized gains increased 14.8% in 2003 compared with 2002. The decision to harvest gains in the investment portfolio is based upon, among other things, the Company's investment policies, market conditions, including the ability of the Company to re-invest gains in suitable investments, where applicable, and the Company's cash flow and tax strategies. Given the portfolio's low current yield, the Company believes that it is unlikely to recognize comparable levels of realized gains in 2004. The increase in other income (expense), net, in 2003 compared with 2002 was due primarily to the other than temporary impairment charge related to the Company's prior investment in MedUnite of approximately $11 million during 2002. See "Liquidity and Capital Resources."

Healthcare services expense stated as a percentage of premium revenues (the "medical loss ratio") was 79.5% for 2003 compared with 79.3% for 2002. Healthcare services expense benefited from initiatives to improve healthcare utilization and reduce costs. Overall per-member, per-month revenue in 2003 increased 10% to $291.65 from $265.10 in 2002 due primarily to an approximate 10.4% increase in premium yields for the Company's commercial products and lesser increases for the Company's Medicare programs. Overall per-member, per-month healthcare services expense increased 10.2% to $231.73 in 2003 from $210.33 in 2002 (inclusive of prior period estimate changes of costs and reserves). Included in healthcare services expense for the year ended December 31, 2003 are net favorable development of prior period medical cost estimates of approximately $33.8 million, primarily resulting from ongoing incremental improvements in processes such that the level of completion of claims was, in retrospect, slightly higher than estimated in 2002 and the settlement of several liabilities aged more than one year for amounts less than previously estimated. Included in healthcare services expense for the year ended December 31, 2002 are a reduction to estimated reserves for New York Stabilization Pools of approximately $20.8 million for 2001 and prior years, an increase of approximately $1.2 million in estimated recoveries for the 2001 New York Stop Loss Pool and net favorable development of prior period medical cost estimates of approximately $33.3 million. For the years ended December 31, 2003 and 2002, pursuant to the Health Care Reform Act ("HCRA") in New York, the Company expensed $56.8 million and $57.1 million, respectively, for Graduate Medical Education ("GME") and $50.2 million and $51.9 million, respectively, for hospital Bad Debt and Charity Care ("BDCC"). Included in the 2003 expense for BDCC are credits of approximately $8.6 million representing surcharges recoverable from the pool for prior overpayments. The Company believes it has made adequate provision for incurred medical costs as of

December 31, 2003. Changes to estimates of incurred medical costs are recorded in the period they arise. See "Liquidity and Capital Resources."

Marketing, general and administrative expenses decreased $0.3 million, or 0.1%, to $575.1 million for 2003 compared with $575.4 million for 2002, excluding the net litigation charges of approximately $30.7 million in 2003 and $151.3 million in 2002. Included in administrative expenses for the year ended December 31, 2002 are termination fees and a non-cash asset impairment charge attributable to the termination of the CSC agreement of approximately $15.5 million and additional estimated legal expenses related to the securities class action litigation of $20 million. Marketing, general and administrative expenses as a percent of operating revenue were 10.7% in 2003, compared with 11.8% in 2002, including the CSC charge and excluding the net litigation charges for estimated settlement. Excluding the charges for termination fees and asset impairments in 2002, administrative spending increased in 2003 when compared with the prior year primarily due to increased broker commissions and premium taxes, resulting from higher premium revenue, and increased payroll, benefit and corporate insurance costs. Broker commissions and premium taxes were approximately 33% of marketing, general and administrative expenses in 2003, compared with approximately 28.4% in 2002, excluding the net litigation charges for estimated settlement. Administrative costs in future periods also may be adversely affected by costs associated with responding to regulatory inquiries, investigations and other litigation, including fees and disbursements of counsel and other experts to the extent such costs are not reimbursed under existing policies of insurance.

The Company incurred interest and other financing charges of $20.8 million and $11 million in 2003 and 2002, respectively. Effective December 3, 2003, the Company repriced its New Term Loan, reducing the applicable margins for both LIBOR and New Base Rate Borrowings. In connection with the repricing, the Company expensed approximately $1.1 million of costs as a component of interest and other financing costs in December 2003. In addition, 2003 results include the write-off of approximately $3.4 million of unamortized costs associated with the former Term Loan. The Company made $2 million of scheduled repayments of its New Term Loan during the year ended December 31, 2003. The Company's weighted-average interest rate on bank debt was 4.1% in 2003 compared with 5.4% in 2002. Interest expense on delayed claims declined in 2003, reflecting more timely payment of claims and lower levels of older claims outstanding. See "Liquidity and Capital Resources."

The income tax expense recorded for the year ended December 31, 2003 was $231.6 million compared with $154.9 million for the year ended December 31, 2002. The effective tax rate for 2003 was 39.7% compared with 41.1% for 2002. The effective tax rate decreased in 2003 compared with 2002 as a result of changes to certain state taxes enacted by the New York State legislature retroactive to January 1, 2003. The impact of this change was to reduce the rate on certain income taxes while increasing the tax rate on premium revenue, which taxes are included in marketing, general and administrative expenses. The effective tax rate also was impacted by the composition of the Company's business in various state taxing jurisdictions. Valuation allowances at December 31, 2003 and 2002 of approximately $3.1 million relate primarily to the recognition of certain restructuring-related and property and equipment deferred tax assets. Management believes that the Company will obtain the full benefit of the net deferred tax assets recorded at December 31, 2003.

Year Ended December 31, 2002 Compared with Year Ended December 31, 2001 Total revenues for the year ended December 31, 2002 were $4.96 billion, up 12.3% from $4.42 billion in the prior year. Net income attributable to common stock in 2002 totaled $222 million, or $2.45 per diluted common share, compared with $322.4 million, or $3.21 per diluted common share in 2001. Results for 2002 and 2001 were positively impacted by approximately $55.3 million and $15 million, respectively, of favorable development of prior period estimates of medical costs and New York Stabilization Pool recoveries. See "Liquidity and Capital Resources" and "Overview."

The following tables show plan revenues earned, membership by product and certain other selected information:

	For the Years Ended December 31,		Increase (Decrease)	
(Dollars in thousands)	2002	2001	Amount	%
Revenues:				
POS, PPO and other plans	$ 3,689,110	$ 3,114,138	$ 574,972	18.5 %
HMOs	576,635	538,958	37,677	7.0 %
Total fully insured commercial	4,265,745	3,653,096	612,649	16.8 %
Medicare	585,219	659,295	(74,076)	(11.2)%
Total premium revenues	4,850,964	4,312,391	538,573	12.5 %
Third-party administration, net	17,744	13,791	3,953	28.7 %
Investment and other income	94,686	95,046	(360)	(0.4)%
Total revenues	$ 4,963,394	$ 4,421,228	$ 542,166	12.3 %

	As of December 31,		Increase (Decrease)	
	2002	2001	Amount	%
Membership:				
POS, PPO and other plans	1,252,900	1,154,100	98,800	8.6 %
HMOs	226,600	218,200	8,400	3.8 %
Total fully insured commercial	1,479,500	1,372,300	107,200	7.8 %
Medicare	70,100	77,800	(7,700)	(9.9)%
Third-party administration	51,900	60,000	(8,100)	(13.5)%
Total membership	1,601,500	1,510,100	91,400	6.1 %

	For the Years Ended December 31,	
	2002	2001
Selected Information:		
Medical loss ratio	79.3%	78.9%
Administrative loss ratio	11.8%	11.3%
Per-member, per-month premium revenue	$ 265.10	$ 247.80
Per-member, per-month medical expense	$ 210.33	$ 195.45
Fully insured member months	18,298,800	17,402,400

Total commercial premiums earned for the year ended December 31, 2002 were $4.27 billion, compared with $3.65 billion in the prior year. The year-over-year increase in premiums earned is attributable to an increase in weighted-average commercial premium yields of approximately 10% (excluding the impact of MedSpan) and an increase in member months of 4.1% for commercial products during 2002, excluding MedSpan and including the effect of reductions in benefit coverage and changes in product mix, and approximately $87.7 million related to MedSpan. Overall commercial membership increased by 7.8% at December 31, 2002 compared with the prior year primarily due to growth in the Company's POS group of products and the acquisition of MedSpan.

Premiums earned from the Company's Medicare programs decreased 11.2% to $585.2 million in 2002 compared with $659.3 million in 2001. The overall decrease was attributable to a 17.8% decrease in member months of Medicare plans, primarily due to the January 2002 exit from all Medicare programs in New Jersey except Hudson County, and from Nassau County, New York. The member month decline was partially offset by a 7.9% increase in premium yields as a result of annual rates of increase from CMS and the county-specific mix of membership, among other factors.

Investment and other income, net, decreased 0.4% for the year ended December 31, 2002 compared with 2001 as follows:

(In thousands)	2002	2001
Investment income, net of fees	$ 64,497	$ 72,789
Net realized gains on sales of marketable securities	26,883	20,764
Investment income, net	91,380	93,553
Pharmacy alliance agreement amortization	15,200	–
Other (expense) income, net	(11,894)	1,493
Investment and other income, net	$ 94,686	$ 95,046
Weighted-average pretax yield on investment portfolio	4.5%	5.3%

The decrease in investment income, net of fees, was primarily due to lower investment yields. The overall pretax yield on the portfolio declined to 4.5% for 2002 compared with 5.3% in the prior year due to interest rate and bond market dynamics. Partially offsetting this decline was an increase in capital gains realized. Realized gains increased 29.5% in 2002 compared with 2001. The decision to harvest gains in the investment portfolio is based upon, among other things, the Company's investment policies, market conditions, including the ability of the Company to re-invest gains in suitable investments, where applicable, and the Company's cash flow and tax strategies. During 2002, the Company recognized $15.2 million of previously unearned revenue from the Company's pharmacy alliance agreement and recorded the other than temporary impairment charge of approximately $11 million related to the Company's investment in MedUnite. See "Liquidity and Capital Resources."

Healthcare services expense stated as a percentage of premium revenues (the "medical loss ratio") was 79.3% for 2002 compared with 78.9% for 2001. Healthcare services expense benefited from initiatives to improve healthcare utilization and reduce costs, as well as a change in membership mix. Overall per-member, per-month revenue in 2002 increased 7% to $265.10 from $247.80 in 2001 due primarily to an approximate 10% increase in premium yields (excluding the impact of MedSpan) for the Company's commercial products and lesser increases for the Company's Medicare programs. Overall per-member, per-month healthcare services expense increased 7.6% to $210.33 in 2002 from $195.45 in 2001 (inclusive of prior period estimate changes of costs and reserves). Included in healthcare services expense for the year ended December 31, 2002 are a reduction to estimated reserves for New York Stabilization Pools of approximately $20.8 million for 2001 and prior years, an increase of approximately $1.2 million in estimated recoveries for the 2001 New York Stop Loss Pool and net favorable development of prior period medical cost estimates of approximately $33.3 million, primarily resulting from ongoing incremental improvements in processes such that the level of completion of claims was, in retrospect, slightly higher than assumed in 2001. For the year ended December 31, 2001, net favorable development of prior period medical cost estimates, other reserve adjustments and recoveries from the New York Stabilization Pools approximated $15 million. For the years ended December 31, 2002 and 2001, pursuant to HCRA in New York, the Company expensed $57.1 million and $59 million, respectively, for GME and $51.9 million and $43.3 million, respectively, for BDCC. The Company believesit has made adequate provision for incurred medical costs as of December 31, 2002. Changes to estimates of incurred medical costs are recorded in the period they arise. See "Liquidity and Capital Resources."

Marketing, general and administrative expenses increased $86.3 million, or 17.6%, to $575.4 million for 2002, excluding the $151.3 million net litigation charge for the offer to settle, compared with $489.1 million for 2001. Included in administrative expenses for the year ended December 31, 2002 are termination fees and a non-cash asset impairment charge attributable to the termination of the CSC agreement of approximately $15.5 million and additional estimated legal expenses related to the securities class action litigation of $20 million. Marketing, general and administrative expenses as a percent of operating revenue were 11.8% in 2002, including the CSC charge and excluding the net litigation charge for estimated settlement, compared with 11.3% in 2001. The increase in dollars spent in 2002 when compared with the prior year is primarily due to increased broker commissions, as a result of higher premium revenue, and increased payroll, benefit and corporate insurance costs. Broker commissions and premium taxes were approximately 28.4% of marketing, general and administrative expenses in 2002, excluding the net litigation charge for estimated settlement, compared with approximately 26.3% in 2001. During 2001, the Company recorded a charge of $10 million for estimated legal expenses related to the securities class action pending against the Company that may not be recoverable from one of the Company's primary director's and officer's insurance carriers due to its insolvency. Administrative costs in future periods also may be adversely affected by costs associated with responding to regulatory inquiries, investigations and defending pending securities class actions and other litigation, including fees and disbursements of counsel and other experts to the extent such costs are not reimbursed under existing policies of insurance.

The Company incurred interest and other financing charges of $11 million and $19 million in 2002 and 2001, respectively, including $9.5 million related to its outstanding debt obligations and $1.3 million of interest on delayed claims for the year ended December 31, 2002, compared with $15.6 million related to outstanding debt obligations and $3.4 million related to delayed claims in 2001. The Company's weighted-average interest rate on bank debt was 5.43% in 2002 compared with 8% in 2001. Interest expense on delayed claims declined in 2002, reflecting more timely payment of claims and lower levels of older claims outstanding. The Company made approximately $26.3 million of scheduled repayments of its New Term Loan and approximately $0.9 million of other notes during the year ended December 31, 2002. See "Liquidity and Capital Resources."

The income tax expense recorded for the year ended December 31, 2001 includes the reversal of $21 million of deferred tax valuation allowances established during 1998 when the Company incurred substantial net losses. The remaining valuation allowance at December 31, 2002 of approximately $3.1 million relates primarily to the recognition of certain restructuring-related and property and equipment deferred tax assets. Management believes that the Company will obtain the full benefit of the net deferred tax assets recorded at December 31, 2002.

Inflation Although the rate of inflation has remained relatively stable in recent years, healthcare costs generally have been rising at a significantly higher rate than the Consumer Price Index. The Company employs various means to reduce the negative effects of inflation. The Company has increased overall commercial premium rates when practicable in order to attempt to maintain margins. The Company's cost-control measures and delegation, capitation, risk-transfer and insurance and reinsurance arrangements with various healthcare providers may mitigate the effects of inflation on its operations. There is no assurance that the Company's efforts to reduce the impact of inflation will be successful or that the Company will be able to increase premiums to offset cost increases associated with providing healthcare.

Liquidity and Capital Resources Cash provided by operations was $343.2 million in 2003 compared with $344.5 million in 2002. The change in cash flow between 2003 and 2002 was primarily the result of higher levels of net income, a reduction in income tax payments due to the timing of certain deductions for tax purposes, principally the net litigation settlement, certain risk contract recoveries and other changes in medical payables. These increases were offset in part by the net litigation settlement payment related to the 1997 securities class action litigation. As of December 31, 2003, the Company had approximately $1.9 billion in cash and marketable securities, including approximately $369.5 million at the parent company. Parent company cash is used for, among other things, capital expenditures, acquisitions, interest on debt and debt principal repayment, dividends to shareholders, stock repurchases, costs of litigation and other general corporate purposes. A significant portion of parent company cash is directly dependent upon operating profits generated by the Company's regulated operating subsidiaries and the ability to receive dividends from those subsidiaries beyond amounts that would be payable without prior regulatory approval. There is no assurance that the Company will receive regulatory approval for future dividend payments.

During 2003, the Company received distributions for the 2001 New York Stop Loss Pool of approximately $11.1 million. During 2002, the Company received distributions from the 2000 New York Stop Loss Pool and the 1998 New York Stabilization Pool of approximately $12.2 million and $3.6 million, respectively.

Capital expenditures totaled approximately $14.7 million during 2003 compared with $19 million in 2002. This amount was used primarily for computer equipment and software. The Company currently anticipates that capital expenditures in 2004 will be within a range of approximately $20 million to $30 million, a significant portion of which will be devoted to management information systems. In March 2002, the Company acquired MedSpan, the parent company of a Connecticut HMO, for cash of approximately $17.3 million. Effective January 2003, the assets and liabilities of MedSpan were transferred and assumed by Oxford Health Plans (CT), Inc. pursuant to an assumption reinsurance agreement. In May 2001, the Company purchased all of the outstanding shares of Investors Guaranty Life Insurance Company ("IGL"), a California insurance company, for approximately $11.8 million, net of cash acquired. In the fourth quarter of 2002, the Company sold its investment in MedUnite, a company originally founded by certain healthcare payors to create an Internet-based healthcare transaction system, in exchange for nominal consideration. The Company had made investments in MedUnite of approximately $11.4 million, which investment was fully reserved prior to sale.

Cash provided by financing activities totaled $149.9 million for the year ended December 31, 2003, compared with cash used of $273.7 million in 2002. During 2003, the Company repaid its former term loan and entered into the New Credit Facilities, receiving net proceeds of approximately $262.5 million. Also during 2003, the Company repurchased four million shares of its common stock in open market transactions at a cost of approximately $139.9 million. Partially offsetting these amounts were proceeds received from option exercises of approximately $32.7 million. Proceeds from the exercise of stock options were approximately $31.5 million during 2002 and $29.5 million in 2001. In October 2003, the Company's Board of Directors authorized an additional $250 million in repurchase authority through December 2004 under the existing share repurchase program. The program authorizes the Company to purchase shares on the open market and in privately negotiated transactions from time to time depending on general market conditions. Through December 31, 2003, the Company has repurchased approximately 23.8 million of its common shares at an aggregate cost of approximately $757.2 million under this program, which was initiated in 2001. The Company had remaining repurchase authority of approximately $242.8 million as of December 31, 2003. Also in October 2003, the Company's Board of Directors declared an initial quarterly cash dividend of

$0.10 per share payable January 27, 2004 to shareholders of record on January 12, 2004. On January 30, 2004, the Company's Board of Directors declared a quarterly cash dividend of $0.10 per share payable April 27, 2004 to shareholders of record on April 12, 2004. The Company intends to fund dividends and the continuation of the share repurchase program from its free cash flow.

On April 25, 2003, the Company entered into the New Credit Facilities. Net proceeds of the New Term Loan were used to fund the settlement of the Company's 1997 securities class action litigation, to refinance existing debt, to finance capital improvements and the Company's share repurchase program, and for working capital purposes. Borrowings under the New Term Loan initially bear interest, subject to periodic resets, at either a base rate ("New Base Rate Borrowings"), or LIBOR plus an applicable margin based on the Company's credit ratings. Interest on New Base Rate Borrowings is calculated as the higher of (i) the prime rate or (ii) the federal funds effective rate, as defined, plus an applicable margin based on the Company's credit ratings. Effective December 2, 2003, the Company repriced its New Term Loan, reducing the applicable margins for both LIBOR and New Base Rate Borrowings. In connection with the repricing, the Company expensed approximately $1.1 million of costs as a component of interest and other financing costs in December 2003. Commitment fees of 0.5% per annum are payable on the unused portion of the Revolver, currently $50 million. The New Term Loan has mandatory principal payments of 1% of the outstanding principal per year, payable quarterly, for the first five years with the balance due in the sixth year and provides for voluntary prepayments of principal of a minimum amount of $5 million without penalty. In order to make restricted payments, as defined, including share repurchases and dividends to shareholders, the Company is required to maintain parent company cash and investment balances at a minimum of $75 million plus the next four quarters scheduled principal payments (totaling $4 million at December 31, 2003) under the loan. Parent company cash and investments above these minimum requirements are available for restricted payments, as defined, including share repurchases and dividends. As of December 31, 2003, the parent company had cash and investments in excess of these requirements of approximately $290.5 million. In connection with the repayment of the former Term Loan, in April 2003, the Company wrote off approximately $3.4 million of unamortized debt costs as a component of interest and other financing costs.

In connection with the New Term Loan, the Company entered into interest rate swap agreements to manage its exposure to interest rate movements by effectively converting a portion of its debt from variable to fixed rates. These agreements, which have terms of up to three years, involve the exchange of variable rate payments for fixed rate payments for a notional principal amount totaling $250 million at the outset. The effective annual interest rate on the New Term Loan, including the effect of the interest rate swap, is currently approximately 3.8%.

Cash and investments aggregating $59.7 million at December 31, 2003 have been segregated as restricted investments to comply with state regulatory requirements. With respect to the Company's HMO and insurance subsidiaries, the minimum amount of surplus required is based on formulas established by the state insurance departments. At December 31, 2003 and 2002, the Company's HMO and insurance subsidiaries had statutory surplus of approximately $698 million and $551 million, respectively, or approximately $480 million and $338 million, respectively, in excess of current regulatory requirements. The Company manages its statutory surplus primarily against National Association of Insurance Commissioners ("NAIC") Company Action Level ("CAL") Risk Based Capital ("RBC"), although RBC standards are not yet applicable to all of the Company's operating subsidiaries. At December 31, 2003, the Company's statutory surplus was approximately 236% of CAL RBC. The Company's subsidiaries are subject to certain restrictions on their ability to make dividend payments, loans or other transfers of cash to the parent company. These restrictions limit the ability of the Company to use cash generated by subsidiary operations to pay the obligations of the parent, including debt service and other financing costs. During 2003 and 2002, the Company's subsidiaries paid dividends to the parent company of approximately $208 million and $235 million, respectively. In addition, dividends of approximately $21 million and $87.3 million were approved and paid in 2003 and 2002, respectively, from the Company's insurance company, Oxford Health Insurance, Inc., to its parent company, Oxford Health Plans (NY), Inc. ("Oxford NY"). In January 2004, the Company received regulatory approval for a dividend of $45 million from Oxford NY to the parent company. The Company intends to continue to seek additional dividends from most of its regulated subsidiaries during 2004. Although the Company received dividends from its subsidiaries in 2003 and 2002, there can be no assurances that such dividend payments or dividend payments between subsidiaries will be made in future periods. With regard to MedSpan, the Company contributed $24 million in April 2002, increasing statutory surplus in that subsidiary to approximately 165% of CAL RBC at that time.

The Company's medical costs payable was $671.5 million as of December 31, 2003, compared with $618.6 million as of December 31, 2002. The increase primarily reflects general medical inflation and increased physician claims during the fourth quarter of 2003. The Company estimates the provision for IBNR using standard actuarial loss development methodologies applied to loss development data summarized on the basis of the month services are rendered and the month claims are paid, processed or received, and considers other items including, without limitation, historical levels of denied claims, medical cost trends, seasonal patterns and changes in membership mix. During the past four years, there has been no significant adverse development of prior year's actual claims history when compared with recorded reserves at each annual balance sheet date. Due to the nature of healthcare services, claims submission methods and processing, and payment practices utilized by the Company, there is a relatively short time lag between service provided and claim payment. During the past three years, approximately 96% of claims have been paid within six months of being incurred. The Company revises its estimates for IBNR in future periods based upon continued actuarial analysis of claim payments, receipts and other items subsequent to the period during which the claims were incurred. Revisions to estimates, where material, have been disclosed and are recorded in the period they arise.

The liability for medical costs payable also is affected by delegation, capitation, risk-transfer and insurance and reinsurance arrangements, including, without limitation, arrangements related to certain diagnostic testing, disease management and ancillary services, agreements with physician and other healthcare groups, payment methodologies and the Company's Medicare business generally associated with specific hospitals. In determining the liability for medical costs payable, the Company accounts for the financial impact of the transfer of risk for certain Medicare members and the experience of risk-transfer providers (who may be entitled to credits from the Company for favorable experience or subject to deductions for accrued deficits) and potential claims under insurance and reinsurance agreements. From time to time, the Company may explore other delegation, capitation, risk-transfer and insurance and reinsurance arrangements with providers and other organizations. The Company believes that its reserves for medical costs payable are adequate to satisfy its ultimate claim liabilities.

The Company has been notified by two insurers that guaranteed certain savings targets pursuant to a third-party agreement for utilization management, claims payment and other services related to orthopedic services, that the insurers will seek to rescind or terminate the insurance agreements. The Company's claims under these insurance agreements total $30 million for 2003, with a possible claim of an additional $30 million for 2004. One of the insurers has commenced an arbitration seeking to rescind or terminate the insurance agreements claiming various misrepresentations and material breaches of the agreements by the Company. The Company believes the insurers' claims are without merit and will vigorously seek to enforce its rights. The Company has established a receivable of $3.5 million as of December 31, 2003, included in other receivables, representing the premium for coverage to date under the policies.

In July 2003, the Company agreed with the vendor of disease management services for the Company's members with congestive heart failure ("CHF") to terminate an existing performance-based agreement for CHF disease management services, effective August 31, 2003. The CHF vendor agreed to continue to render services at least until December 31, 2003. The CHF agreement provided for monitoring of the Company's high-risk CHF members through electronic equipment in their homes, coordination of care and member education. Pursuant to the CHF agreement, the CHF vendor was required to refund administrative fees and pay additional amounts if predetermined healthcare cost savings for the Company's CHF members were not achieved. As part of the termination of the agreement, the CHF vendor refunded $14 million to the Company in administrative fees. Since the inception of the agreement, in anticipation of the return of these fees, the Company had recorded such amounts in other receivables. In October 2003, the Company entered into a new five-year performance-based agreement with this vendor for the Company's members with CHF, coronary artery disease ("CAD") or diabetes. Pursuant to the new agreement, the vendor will seek to enroll the highest medical-risk members of the Company with CHF, CAD or diabetes, into the voluntary care enhancement program, which will seek to engage members to take a more active role in managing their health by providing education to members and by coordinating care between such members and their physicians. The Company will continue to support its other members with CHF, CAD or diabetes through its internal disease management initiatives. The vendor will be paid a fixed administrative fee for the program, as well as a potential share in certain medical cost savings attributable to the Company's members with CHF, CAD or diabetes, subject to a contractual maximum.

The Company has risk-share agreements with two hospitals and a physician group covering approximately 22,300 and 22,650 Medicare members at December 31, 2003 and 2002, respectively. Premium revenues for the Medicare members covered under these agreements totaled approximately $205 million and $189 million in 2003 and 2002, respectively. The Company currently is negotiating with one of these hospitals to renew an agreement, which expires in April 2004. The increase in premium revenue under these agreements for 2003 compared with 2002 is the result of increased CMS funding per-member.

The New York State Insurance Department ("NYSID") has created New York Stabilization Pools for the small group and individual insurance markets. These Pools operate on a calendar year basis. According to state regulations, certain insurers participating in the small group and/or individual markets will be required to make payments to the New York Stabilization Pools, and other insurers will receive payments from the New York Stabilization Pools. For the years 1999 and prior, two separate pools operated. Demographic data submitted by insurers was used to determine payments to, and payments from, one pool. Data related to the incidence of certain specified medical conditions were used to determine payments to and/or from another pool. For the years subsequent to 1999, a single pool operates based on the experience of each insurer with respect to specified medical conditions. At December 31, 2003, the Company has established reserves of approximately $5.3 million, $15.3 million and $6 million related to the 1999, 2000 and 2002 pool years, respectively, and receivables of approximately $10.2 million and $10.5 million related to the 2003 and 2001 pool years, respectively.

The Company also has established receivables of approximately $11.5 million and $12.1 million at December 31, 2003 for the 2002 and 2003 pool years, respectively, related to certain stop loss pools established by the State of New York under HCRA (the "Stop Loss Pools," together with the New York Stabilization Pools, the "Pools"), which provides a limited amount of stop loss insurance funds to cover 90% of certain paid claims for the New York Mandated Plans and for the Healthy New York Plan. In January 2003, the Company received a distribution from the 2001 New York Stop Loss Pool of approximately $11.1 million. In the first quarter of 2002, the Company received distributions from the 2000 Stop Loss Pool of approximately $12.2 million, which was included in income for the year ended December 31, 2001. NYSID has promulgated regulations that, in addition to requiring HMOs to also offer a Healthy New York product without drug benefits, change the Healthy New York program's stop loss reinsurance, among other things. Effective January 1, 2003, 90% of paid claims between $5,000 and $75,000, on an annual basis, will be eligible for reimbursement rather than between $30,000 and $100,000, as originally implemented.

While the Company has established its liabilities and recoveries under the Pools based on its interpretations of the regulations, the amounts recorded related to the 1999 through 2003 Pool years may differ, perhaps materially, from amounts that will ultimately be paid or received from the Pools based on final reconciliations. The Company has learned that some of its competitors in New York that may be required to pay substantial amounts into the New York Stabilization Pools may seek to challenge the legality of NYSID's regulations related to this pool or the manner in which the regulations have been interpreted. It also is possible that NYSID could amend or interpret its regulations in response to the objections raised by these competitors in a manner that materially would affect what the Company may be required to pay to, or receive from, the New York Stabilization Pools. There can be no assurance that the Company will receive additional funds in the future related to the Pools. HCRA, which governs, among other things, the Stop Loss Pools, expires on June 30, 2005, unless reauthorized by the New York State legislature. The manner in which NYSID administers the Pools also could have a material impact on the competitive conditions and relative premium pricing of each competitor in the New York individual and small group markets. The impact of the ultimate resolution of these issues on the amounts recorded by the Company is unknown at this time.

Following the October 27, 1997 decline in the price per share of the Company's common stock, more than 50 purported securities class action lawsuits and a related stockholder lawsuit commenced by the State Board of Administration of Florida were filed against the Company, certain of its officers and directors, and the Company's former independent auditor, KPMG LLP, in the United States District Courts for the Southern and Eastern Districts of New York, the District of Connecticut and the District of Arkansas. These lawsuits were consolidated before the Honorable Charles L. Brieant, in the United States District Court for the Southern District of New York (the "Securities Class Action Litigation").

On March 3, 2003, the Company agreed with the plaintiffs to settle the Securities Class Action Litigation for $225 million (the "Settlement"). The Court granted final approval to the Settlement on June 11, 2003. The excess insurance carriers responsible for the first $25 million under the Company's $200 million Excess Insurance policies contributed $25 million to the Settlement, but the other carriers under the policies refused to contribute to the Settlement. Accordingly, the Company paid $200 million of the Settlement and paid the Excess Insurance carriers an additional premium of $8 million. Also, in connection with the Settlement: (i) plaintiffs settled the class' claims against KPMG LLP for $75 million and (ii) a derivative shareholder action against KPMG LLP in the name of the Company pending in state court was dismissed with prejudice. In connection with the Settlement, the Company incurred an additional pretax charge of $45 million, net of insurance recoverable, in the first quarter of 2003, which charge, along with prior charges, fully covers all of the Company's expenses relating to the Settlement, as well as related legal fees and expenses. In April 2003, the Company filed suit against certain excess insurance carriers on an excess insurance policy covering the securities class action seeking to recover approximately $41.3 million. During the third quarter of 2003, the Company agreed with certain of the excess insurance carriers to settle approximately $17.9 million of its claims for a total of approximately $14.3 million, which was reflected in income for the year ended December 31, 2003. The Company has a remaining claim of approximately $23.4 million against one excess insurance carrier. The Company intends to vigorously pursue recovery of this outstanding amount.

Contractual Obligations The Company is contractually obligated to make payments as follows:

(*Amounts in thousands*)	Payments Due by Period				
	Total	1 Year	2-3 Years	4-5 Years	After 5 Years
Long-term debt	$398,000	$ 4,000	$ 8,000	$196,000	$190,000
Operating leases	66,700	13,200	22,300	15,300	15,900
Obligations under capital lease agreement	6,216	5,749	467	–	–
Total	$470,916	$22,949	$30,767	$211,300	$205,900

Operating lease terms generally range from one to 10 years with certain early termination or renewal provisions at the Company's option.

The Company is subject to various contracts with certain healthcare providers, facilities and the federal government for the provision of healthcare services to its members. Such contracts involve payments to or from the Company, generally on a monthly basis, in the ordinary course of business and are not included in the above table.

Critical Accounting Policies The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the Company's management to make a variety of estimates and assumptions. These estimates and assumptions affect, among other things, the reported amounts of assets and liabilities, the disclosure of contingent liabilities and the reported amounts of revenues and expenses. Actual results can differ from the amounts previously estimated, which were based on the information available at the time the estimates were made.

The critical accounting policies described below are those that the Company believes are important to the portrayal of the Company's financial condition and results, and which require management to make subjective and/or complex judgments. Critical accounting policies cover matters that are inherently uncertain because the future resolution of such matters is unknown. The Company has discussed the development and selection of the critical accounting estimates and related disclosures with the audit committee of the Board of Directors. The Company believes that its critical accounting policies include revenue recognition (including the estimation of bad debt and retroactivity reserves), medical costs payable (including reserves for IBNR), the carrying value of investments and accounting for contingent liabilities.

Revenue recognition Commercial membership contracts are generally established on a yearly basis subject to cancellation by the employer group, individual or the Company upon 30-days written notice. Premiums, including premiums from both commercial and governmental programs, are due monthly and are recognized as revenue during the month in which the Company is obligated to provide services to members, and are net of estimated terminations of members and groups. Premiums collected in advance of the coverage period are recorded as unearned revenue. Premiums receivable are presented net of valuation allowances for estimated uncollectable amounts, including retroactive membership adjustments, based on known activities and balances and on historical trends. The Company receives premium payments from CMS on a monthly basis for its Medicare membership. Membership and category eligibility are periodically reconciled with CMS and could result in revenue adjustments. All other material revenue is generated from investments.

The Company evaluates the collectability of its premiums receivable based on a combination of factors. These estimates are based on the Company's assessment of the collectability of specific accounts, the aging of premiums receivable, historical retroactivity trends, bad debt write-offs and other known factors. If economic or industry trends change beyond the Company's estimates or if there is a deterioration in financial condition of a major group or account, increases in the reserve for uncollectable accounts may result.

At December 31, 2003, the Company maintained reserves for billing adjustments and doubtful accounts of $11.9 million compared with $13.5 million at December 31, 2002.

Medical costs payable The Company contracts with various healthcare providers for the provision of covered medical care services to its members and primarily compensates those providers on a fee-for-service basis and makes other payments pursuant to certain risk-sharing arrangements. The Company also bears the risk of healthcare expenses for covered services provided by non-contracted providers to members. Costs of healthcare and medical costs payable for healthcare services provided to members are estimated by management based on evaluations of providers' claims submitted and provisions for IBNR. The Company's liability for medical costs payable also is affected by delegation, capitation, risk-transfer, insurance and reinsurance arrangements, including, without limitation, certain diagnostic testing, disease management and ancillary services, physician and other healthcare groups, payment methodologies and arrangements relating to the Company's Medicare business generally associated with specific hospitals. In determining the liability for medical costs payable, the Company accounts for the financial impact of the transfer of risk for certain members and the experience of risk-sharing providers (who may be entitled to credits from Oxford for favorable experience or subject to deductions for accrued deficits), as well as the impact of incentive arrangements and reserves for estimated settlements. Levels of unpaid claims also may vary based in part on working capital management.

The Company estimates the provision for IBNR using standard actuarial loss development methodologies applied to loss development data summarized on the basis of the month services are rendered and the month claims are paid, processed or received, and considers other items including, without limitation, historical levels of denied claims, medical cost trends, seasonal patterns and changes in membership mix. These estimates are reviewed by state regulatory authorities on a periodic basis. The estimates for submitted claims and IBNR are made on an accrual basis and adjusted in future periods as necessary. Adjustments to prior period estimates, if any, are included in current period results.

Medical costs payable also reflects payments required by or anticipated benefits from certain state-regulated risk allocation pools and state healthcare public policy initiatives. The risk allocation pools include the New York Stabilization Pools affecting small employer group and individual products, the New York Stop Loss Pools, the Connecticut Small Employer Reinsurance Pool and New Jersey assessments related to the individual product market. Certain risk allocation pools have been, and in the future may be, amended in ways more or less favorable to the Company and may be the target of legal challenges by insurers or other parties. HCRA, which governs, among other things, the New York Stop Loss Pools, expires on June 30, 2005, unless reauthorized by the New York State legislature.

The financial impact to the Company of the New York Stabilization Pools is a function of how the Company compares to the entire market relative to the factors defined in the regulations. In this case, the Company considers a range of possible outcomes and establishes its liability or receivable from the pools based on its consideration of the overall health insurance market in New York and certain other factors that may ultimately impact current estimates. Key data considered in developing the Company's range of outcomes includes the small group and individual enrollment of its competitors by product type and the risk profile of the Company's membership by product. The range of outcomes also considers the likely differences between the risk profile of small group HMO and small group POS and PPO membership. Management believes this ultimately may be the key determinant of results. The dominant position of the Company in the New York City area with respect to the small group market and the relative attractiveness of the Company's provider networks also are key considerations. Final results for any given year cannot be known with certainty until data submissions by all HMOs and insurers have been audited by the state or its designee. As a result, it is not possible to precisely forecast this outcome in advance of actual results. Final results related to the New York Stabilization Pools for the period 1999 to 2003 may differ significantly from current estimates. Considering the major factors that affect the outcome of the pooling mechanism as described above, and particularly the Company's position in the New York City area, results for each year may vary from having a liability to the pool of approximately $15 million to having a receivable from the pool of approximately $15 million. At December 31, 2003, the Company has established reserves of approximately $5.3 million, $15.3 million and $6 million related to the 1999, 2000 and 2002 pool years, respectively, and receivables of approximately $10.2 million and $10.5 million related to the 2003 and 2001 pool years, respectively, from the New York Stabilization Pools. The Company also has established receivables of approximately $11.5 million and $12.1 million at December 31, 2003 for the 2002 and 2003 pool years, respectively, related to the New York Stop Loss Pools. Management believes that the current net receivable established as of December 31, 2003, related to the pool years 1999 through 2003 represents its best estimate in light of the limited current information available.

Also included in medical costs payable are: (i) estimated liabilities for GME and BDCC programs, which are state healthcare public policy initiatives aimed at defraying the costs of other healthcare providers, such as hospitals; (ii) amounts due to the Company's pharmacy benefit manager ("PBM"); and (iii) estimated liabilities for various medical contracts between the Company and certain current and former providers, some of which are currently in dispute. For a further description of the risk allocation pools and the state healthcare public policy initiatives referenced above, see "Cautionary Statement Regarding Forward-Looking Statements."

Management believes that the amount of medical costs payable is adequate to cover the Company's ultimate liability for unpaid claims as of December 31, 2003; however, actual claim payments and other items may differ from established estimates. Assuming a hypothetical 1% difference between the Company's December 31, 2003 estimates of medical costs payable and actual costs payable, net earnings for the year ended December 31, 2003 would increase or decrease by approximately $4.1 million and diluted earnings per share would increase or decrease by approximately $0.05 per share.

The following table shows the components of the change in medical costs payable for the years ended December 31, 2003, 2002 and 2001 (in millions):

	2003	2002	2001
Balances as of January 1,	**$ 618.6**	$ 595.1	$ 612.9
Business purchases	**–**	25.7	–
Components of healthcare services expense:			
Estimated costs incurred	**4,276.2**	3,904.1	3,416.3
Estimate changes	**(33.8)**	(55.3)	(15.0)
Healthcare services expense	**4,242.4**	3,848.8	3,401.3
Payments for healthcare services related to:			
Current year	**(3,644.0)**	(3,347.1)	(2,911.3)
Prior year	**(545.5)**	(503.9)	(507.8)
Total paid	**(4,189.5)**	(3,851.0)	(3,419.1)
Balances as of December 31,	**$ 671.5**	$ 618.6	$ 595.1
Balances as of December 31 related to:			
Current year	**$ 632.2**	$ 557.0	$ 505.0
Prior years	**39.3**	61.6	90.1
Total	**$ 671.5**	$ 618.6	$ 595.1

Included in estimate changes are favorable development of prior years estimated medical costs of approximately $33.8 million, $33.3 million and $8.4 million for 2003, 2002 and 2001, respectively, and estimate changes in New York Stabilization Pool reserves and Stop Loss Pool recoveries of approximately $22 million and $6.6 million for 2002 and 2001, respectively.

The components of medical costs payable were as follows at December 31, 2003 and 2002 (in millions):

		Amounts Relating to Claims Incurred During	
As of December 31, 2003	Total	**2003**	2002 & prior
IBNR and medical claims reserves	$ 641.5	**$ 615.7**	$ 25.8
Pharmacy PBM payable	27.8	**27.8**	–
Stabilization and Stop Loss Pools, BDCC and GME reserves, net	(4.9)	**(11.3)**	6.4
Other reserves	7.1	**–**	7.1
	$ 671.5	**$ 632.2**	$ 39.3

		Amounts Relating to Claims Incurred During	
As of December 31, 2002	Total	2002	2001 & prior
IBNR and medical claims reserves	$ 555.7	$ 521.8	$ 33.9
Pharmacy PBM payable	26.7	26.7	–
Stabilization and Stop Loss Pools, BDCC and GME reserves, net	13.9	8.5	5.4
Other reserves	22.3	–	22.3
	$ 618.6	$ 557.0	$ 61.6

The increase in medical costs payable in 2003 compared with 2002 was due to an increase in current year IBNR and unpaid claims reserves. During 2003, other medical reserves were reduced as a result of settlements of certain former medical contractual disputes during the year. Changes in the New York Stabilization Pools and Stop Loss Pools, and BDCC and GME reserves resulted from the timing of payments to the Company under stop loss programs and the establishment of receivables for BDCC surcharges recoverable from prior year overpayments.

Investments Investments are classified as either available-for-sale or held-to-maturity. Investments that the Company has the intent and ability to hold to maturity are designated as held-to-maturity and are stated at amortized cost. The Company has determined that all other investments might be sold prior to maturity to support its investment strategies. Accordingly, these other investments are classified as available-for-sale and are stated at fair value based on quoted market prices. Unrealized gains and losses on available-for-sale investments are excluded from earnings and are reported in accumulated other comprehensive earnings (loss), net of income tax effects where applicable. Realized gains and losses are determined on a specific identification basis and are included in results of operations. Investment income is accrued when earned and included in investment and other income.

Contingent liabilities The Company is subject to the litigation described in the "Notes to Consolidated Financial Statements." Because of the nature of the Company's business, the Company is routinely involved in various disputes, legal proceedings and governmental audits and investigations. Liabilities are recorded for estimates of probable costs resulting from these matters. These estimates are developed in consultation with outside counsel and are based upon an analysis of potential results, assuming a combination of litigation and settlement strategies and considering the Company's insurance coverage for such matters. Management does not believe that any of such matters currently threatened or pending will have a material adverse effect on the Company's consolidated financial position. It is possible, however, that future results of operations for any particular quarterly or annual period could be materially affected by changes in the Company's assumptions or the effectiveness of the Company's strategies related to these proceedings.

Quantitative and Qualitative Disclosures about Market Risk

The Company's consolidated balance sheet as of December 31, 2003, includes a significant amount of assets where fair values are subject to market risk. Since a substantial portion of the Company's investments are in fixed income securities, interest rate fluctuations represent the largest market risk factor affecting the Company's consolidated financial position. Interest rates are managed within a tight duration band, generally averaging 3 ½ to 4 ½ years, and credit risk is managed by investing in U.S. government obligations, corporate debt, and asset- and mortgage-backed securities with high quality ratings and maintaining a diversified sector exposure within the debt securities portfolio. The Company's investment policies are subject to revision based upon market conditions and the Company's cash flow and tax strategies, among other factors. The Company continues to require a high credit rating, A or higher, and maintains an average rating of AA+ on the overall portfolio.

In order to determine the sensitivity of the Company's investment portfolio to changes in interest rates, valuation estimates were made on each security in the portfolio using a duration model. Duration models measure the expected change in security market prices arising from hypothetical movements in market interest rates. Convexity further adjusts the estimated price change by mathematically "correcting" the changes in duration as market interest rates shift. The model used industry standard calculations of security duration and convexity as provided by third-party vendors such as Bloomberg and Yield Book. For certain structured notes, callable corporate notes and callable agency bonds, the duration calculation utilized an option-adjusted approach, which helps to ensure that hypothetical interest rate movements are applied in a consistent way to securities that have embedded call and put features. The model assumed that changes in interest rates were the result of parallel shifts in the yield curve. Therefore, the same basis point change was applied to all maturities in the portfolio. The change in valuation was calculated using positive and negative adjustments in yield of 100 and 200 basis points. Hypothetical immediate increases of 100 and 200 basis points in market interest rates would decrease the fair value of the Company's investments in debt securities as of December 31, 2003 by approximately $57.1 million and $113 million, respectively (compared to $40.5 million and $83.2 million as of December 31, 2002, respectively). Hypothetical immediate decreases of 100 and 200 basis points in market interest rates would increase the fair value of the Company's investment in debt securities as of December 31, 2003 by approximately $55.4 million and $108.5 million, respectively (compared to $41.1 million and $82.1 million as of December 31, 2002, respectively). Because duration and convexity are estimated rather than known quantities for certain securities, there can be no assurance that the Company's portfolio would perform in line with the estimated values. The year-over-year variation in the portfolio's sensitivity to changes in interest rates is a function of increased investment balances and an increase in the average duration of the portfolio.

Market for Common Equity and Related Stockholder Matters

The Company's common stock is traded on the New York Stock Exchange under the symbol "OHP." The following table sets forth the range of high and low sale prices for the common stock for the periods indicated as reported on the New York Stock Exchange in 2003 and 2002.

	2003		2002	
	High	**Low**	High	Low
First Quarter	**$ 39.25**	**$ 26.32**	$ 42.75	$ 28.64
Second Quarter	**44.60**	**27.34**	51.94	40.46
Third Quarter	**46.67**	**35.38**	46.70	34.81
Fourth Quarter	**46.60**	**39.67**	44.82	32.86

As of January 30, 2004, there were 841 shareholders of record of the Company's common stock.

The Company has not paid any cash dividends on its common stock since its formation through December 31, 2003. On October 28, 2003, the Company's Board of Directors declared an initial quarterly cash dividend of $0.10 per share payable to shareholders of record on January 12, 2004. The Company paid the quarterly dividend of approximately $8.1 million on January 27, 2004. On January 30, 2004, the Company's Board of Directors declared a quarterly cash dividend of $0.10 per share payable April 27, 2004 to shareholders of record on April 12, 2004. The Company's ability to declare and pay dividends to its shareholders may be dependent on its ability to obtain cash distributions from its operating subsidiaries. The Company's ability to pay dividends is limited by insurance and health regulations applicable to its subsidiaries' ability to make dividend payments or other transfers to the parent company.

The Company's Board of Directors has approved a share repurchase program for up to $1 billion of the Company's outstanding common stock through December 2004. The program authorizes the Company to purchase shares on the open market and in privately negotiated transactions from time to time depending on general market conditions. Through December 31, 2003, the Company had repurchased approximately 23.8 million of its common shares under this program at an aggregate cost of approximately $757.2 million. At December 31, 2003, the Company had remaining repurchase authority of approximately $242.8 million.

Independent Auditors' Report

The Board of Directors and Shareholders
Oxford Health Plans, Inc.:

We have audited the accompanying consolidated balance sheets of Oxford Health Plans, Inc. and subsidiaries (the "Company") as of December 31, 2003 and 2002, and the related consolidated statements of income, shareholders' equity and comprehensive income and cash flows for each of the three years in the period ended December 31, 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Oxford Health Plans, Inc. and subsidiaries as of December 31, 2003 and 2002, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP
New York, New York
January 30, 2004

Consolidated Balance Sheets *(In thousands, except share amounts)*

As of December 31,	**2003**	2002
Assets		
Current assets:		
Cash and cash equivalents	**$ 536,510**	$ 321,627
Investments – available-for-sale, at fair value	**1,370,535**	1,102,664
Premiums receivable, net	**30,505**	29,803
Other receivables	**30,082**	43,919
Prepaid expenses and other current assets	**16,785**	10,214
Deferred income taxes	**45,240**	111,652
Total current assets	**2,029,657**	1,619,879
Property and equipment, net	**31,638**	34,445
Deferred income taxes	**9,572**	9,173
Restricted cash and investments – held-to-maturity, at amortized cost	**59,738**	56,421
Goodwill and other intangible assets, net	**21,785**	24,691
Other noncurrent assets	**7,811**	8,907
Total assets	**$ 2,160,201**	$1,753,516
Liabilities and Shareholders' Equity		
Current liabilities:		
Medical costs payable	**$ 671,515**	$ 618,618
Current portion of long-term debt	**4,000**	30,625
Trade accounts payable and accrued expenses	**138,925**	135,124
Reserve for litigation settlement	**–**	161,300
Unearned revenue	**187,751**	201,045
Income taxes payable	**30,530**	2,418
Current portion of capital lease obligations	**5,749**	5,470
Total current liabilities	**1,038,470**	1,154,600
Obligations under capital lease	**467**	5,749
Long-term debt	**394,000**	96,250
Shareholders' equity:		
Preferred stock, $.01 par value, authorized 2,000,000 shares; none issued and outstanding	**–**	–
Common stock, $.01 par value, authorized 400,000,000 shares; issued 106,612,822 shares in 2003 and 105,075,889 shares in 2002	**1,066**	1,051
Additional paid-in capital	**750,919**	709,258
Retained earnings	**780,856**	437,130
Accumulated other comprehensive income	**10,622**	25,038
Treasury stock, at cost	**(816,199)**	(675,560)
Total shareholders' equity	**727,264**	496,917
Total liabilities and shareholders' equity	**$ 2,160,201**	$1,753,516

See accompanying notes to consolidated financial statements.

Consolidated Statements of Income *(In thousands, except per share amounts)*

Years Ended December 31,	**2003**	2002	2001
Revenues:			
Premiums earned	**$5,339,327**	$4,850,964	$4,312,391
Third-party administration, net	**12,284**	17,744	13,791
Investment and other income, net	**100,833**	94,686	95,046
Total revenues	**5,452,444**	4,963,394	4,421,228
Expenses:			
Healthcare services	**4,242,394**	3,848,803	3,401,331
Marketing, general and administrative	**575,128**	575,433	489,143
Litigation charge for settlement, net	**30,675**	151,300	–
Interest and other financing charges	**20,758**	11,041	19,003
Total expenses	**4,868,955**	4,586,577	3,909,477
Earnings before income taxes	**583,489**	376,817	511,751
Income tax expense	**231,636**	154,852	189,330
Net earnings	**$ 351,853**	$ 221,965	$ 322,421
Net earnings per common share – basic	**$ 4.26**	$ 2.55	$ 3.35
Net earnings per common share – diluted	**$ 4.15**	$ 2.45	$ 3.21
Dividends per common share	**$ 0.10**	$ –	$ –
Weighted-average common stock and common stock equivalents outstanding:			
Basic	**82,546**	87,145	96,269
Effect of dilutive securities:			
Stock options	**2,208**	3,599	4,274
Diluted	**84,754**	90,744	100,543

See accompanying notes to consolidated financial statements.

Consolidated Statements of Shareholders' Equity and Comprehensive Income *(In thousands)*

Years Ended December 31, 2003, 2002 and 2001

	Common Stock Number of Shares	Common Stock Par Value	Additional Paid-In Capital	Retained Earnings (Deficit)	Comprehensive Income	Accumulated Other Comprehensive Income (Loss)	Treasury Stock
Balance at January 1, 2001	98,304	$ 983	$561,857	$(107,256)	$ –	$ 3,638	$ –
Exercise of stock options	2,049	21	29,473	–	–	–	–
Tax benefit realized on exercise of stock options	–	–	12,411	–	–	–	–
Compensatory stock grants	–	–	1,920	–	–	–	–
Purchase of treasury stock	–	–	–	–	–	–	(366,497)
Net earnings	–	–	–	322,421	$ 322,421	–	–
Appreciation in value of available-for-sale securities, net of deferred taxes	–	–	–	–	3,949	3,949	–
Comprehensive income					$ 326,370		
Balance at December 31, 2001	100,353	1,004	605,661	215,165		7,587	(366,497)
Exercise of stock options	4,723	47	64,999	–	–	–	–
Tax benefit realized on exercise of stock options	–	–	38,278	–	–	–	–
Compensatory stock grants	–	–	320	–	–	–	–
Purchase of treasury stock	–	–	–	–	–	–	(309,063)
Net earnings	–	–	–	221,965	$ 221,965	–	–
Appreciation in value of available-for-sale securities, net of deferred taxes	–	–	–	–	17,451	17,451	–
Comprehensive income					$ 239,416		
Balance at December 31, 2002	105,076	1,051	709,258	437,130		25,038	(675,560)
Exercise of stock options	**1,537**	**15**	**33,031**	–	–	–	–
Tax benefit realized on exercise of stock options	–	–	**8,188**	–	–	–	–
Compensatory stock grants	–	–	**442**				
Purchase of treasury stock	–	–	–	–	–	–	**(140,639)**
Net earnings	–	–	–	**351,853**	**$ 351,853**	–	–
Dividends declared on common shares	–	–	–	**(8,127)**	–	–	–
Other comprehensive income (loss)	–	–	–	–	**(14,416)**	**(14,416)**	–
Comprehensive income					**$ 337,437**		
Balance at December 31, 2003	**106,613**	**$1,066**	**$750,919**	**$ 780,856**		**$10,622**	**$(816,199)**

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows *(In thousands)*

Years Ended December 31,	**2003**	2002	2001
Cash flows from operating activities:			
Net earnings	**$ 351,853**	$ 221,965	$ 322,421
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Depreciation and amortization	**28,530**	22,928	21,417
Non-cash income	**(16,584)**	(17,519)	–
Litigation and other non-cash charges	**3,535**	177,832	–
Deferred income taxes	**75,775**	(36,432)	66,127
Realized gain on sale of investments	**(30,849)**	(26,883)	(20,787)
Changes in assets and liabilities,net of balances acquired:			
Premiums receivable	**86**	11,039	19,567
Other receivables	**14,749**	(9,241)	56,316
Prepaid expenses and other current assets	**(1,571)**	(4,416)	1,684
Medical costs payable	**53,623**	323	(17,866)
Trade accounts payable and accrued expenses	**(14,683)**	232	2,295
Reserve for litigation settlement	**(161,300)**	–	–
Income taxes payable	**36,301**	(7,090)	47,789
Unearned revenue	**3,290**	14,836	112,926
Other, net	**442**	(3,105)	1,920
Net cash provided by operating activities	**343,197**	344,469	613,809
Cash flows from investing activities:			
Capital expenditures	**(14,683)**	(18,981)	(21,386)
Purchases of investments	**(1,613,040)**	(1,460,763)	(1,193,074)
Sales and maturities of investments	**1,349,719**	1,386,443	1,130,811
Acquisitions, net of cash acquired	–	(1,288)	(19,483)
Other, net	**(210)**	(75)	798
Net cash used by investing activities	**(278,214)**	(94,664)	(102,334)
Cash flows from financing activities:			
Proceeds from exercise of stock options	**32,738**	31,545	29,494
Proceeds from borrowings, net	**391,371**	–	–
Payments under capital leases	**(5,003)**	(2,552)	(5,700)
Redemption of notes payable	**(128,875)**	(27,136)	(21,874)
Purchase of treasury shares	**(139,871)**	(251,509)	(366,497)
Payment of withholding tax on option excercises	**(460)**	(24,056)	–
Net cash provided (used) by financing activities	**149,900**	(273,708)	(364,577)
Net increase (decrease) in cash and cash equivalents	**214,883**	(23,903)	146,898
Cash and cash equivalents at beginning of year	**321,627**	345,530	198,632
Cash and cash equivalents at end of year	**$ 536,510**	$ 321,627	$ 345,530
Supplemental schedule of non-cash investing and financing activities:			
Unrealized (depreciation) appreciation of investments	**$ (24,011)**	$ 31,102	$ 4,920
Tax benefit realized on exercise of stock options	**8,188**	38,278	12,411
Dividend declared on common shares	**8,127**	–	–
Fair value of treasury shares associated with option exercise	**308**	57,554	–
Obligation under capital lease	–	13,771	–
Obligation under outsource agreement	–	–	13,603

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

1 Organization

Oxford Health Plans, Inc. ("Oxford" or the "Company") is a regional healthcare company providing healthcare coverage primarily in New York, New Jersey and Connecticut. Oxford was incorporated on September 17, 1984 and began operations in 1986. Oxford owns and operates three health maintenance organizations ("HMOs") and two insurance companies and offers health benefits administration and certain other services.

Oxford's HMOs, Oxford Health Plans (NY), Inc. ("Oxford NY"), Oxford Health Plans (NJ), Inc. ("Oxford NJ"), Oxford Health Plans (CT), Inc. ("Oxford CT"), have each been granted a certificate of authority to operate as an HMO by the appropriate regulatory agency of the state in which it operates. Oxford Health Insurance, Inc. ("OHI"), a wholly owned subsidiary of Oxford NY, currently does business under accident and health insurance licenses granted by the Insurance Departments of New York and Connecticut, the Department of Banking and Insurance of New Jersey and the Commonwealth of Pennsylvania. The Company's ancillary and specialty benefit plans are offered primarily through Oxford Benefit Management[SM], Inc. ("OBM"). Investors Guaranty Life Insurance Company ("IGL") is a California insurance company licensed to issue individual and group annuity, life and health insurance policies in most states. OBM and IGL are wholly owned subsidiaries of the Company. In March 2002, the Company acquired MedSpan, Inc. and its subsidiary, MedSpan Health Options, Inc. (together, "MedSpan"), a Connecticut managed healthcare organization. Effective January 2003, the assets and liabilities of MedSpan were transferred to and assumed by Oxford CT pursuant to an assumption reinsurance agreement.

Oxford maintains a healthcare network of hospitals, physicians and ancillary healthcare providers who have entered into formal contracts with Oxford. These contracts set reimbursement at either fixed levels or pursuant to certain risk-sharing arrangements and require adherence to Oxford's policies and procedures for quality and cost-effective treatment.

2 Summary of Significant Accounting Policies

(a) Principles of consolidation. The consolidated financial statements are presented in accordance with accounting principles generally accepted in the United States ("GAAP") and include the accounts of Oxford Health Plans, Inc. and its subsidiaries. All intercompany balances have been eliminated in consolidation.
(b) Premium revenue. Membership contracts are generally established on a yearly basis subject to cancellation by the individual, employer group or Oxford upon 30-days written notice. Premiums, including premiums from both commercial and governmental programs, are due monthly and are recognized as revenue during the month in which Oxford is obligated to provide services to members, and are net of estimated terminations of members and groups. The Company receives premium payments from the federal Centers for Medicare & Medicaid Services ("CMS") on a monthly basis for its Medicare membership. In 2003, premiums received from CMS represented approximately 11.9% of the Company's total premium revenue earned. Membership and category eligibility are periodically reconciled with CMS and could result in revenue adjustments. The Company is not aware of any material claims, disputes or settlements relating to revenues it has received from CMS. Premiums receivable are presented net of valuation allowances for estimated uncollectable amounts and retroactive billing adjustments of approximately $11.9 million and $13.5 million in 2003 and 2002, respectively. Premium revenues are net of write-offs and other premium adjustments of approximately $6.1 million, $4.1 million and $7 million in 2003, 2002 and 2001, respectively. A component of unearned revenue represents the portion of premiums received for which Oxford is not obligated to provide services until a future date.
(c) Healthcare services cost recognition. The Company contracts with various healthcare providers for the provision of medical care services to its members and generally compensates those providers on a fee-for-service basis or pursuant to certain risk-sharing arrangements. Costs of healthcare and medical costs payable for healthcare services provided to enrollees are estimated by management based on evaluations of providers' claims submitted and provisions for incurred but not reported or paid claims ("IBNR"). The Company estimates the provision for IBNR using standard actuarial loss development methodologies applied to loss development data summarized on the basis of the month services are rendered and the month claims are paid, processed or received, and considers other items including, without limitation, historical levels of denied claims, medical cost trends, seasonal patterns and changes in membership mix. These estimates are reviewed by state regulatory authorities on a periodic basis. The estimates for submitted claims and IBNR are made on an accrual basis and adjusted in future periods as necessary. Adjustments to prior period estimates, if any, are included in current period results. Favorable development of prior years estimated medical costs is primarily the result of ongoing incremental improvements in processes such that the level of completion of claims was, in retrospect, slightly higher than estimated in the prior periods. Medical costs payable also reflects payments required by or anticipated benefits from rebates, reinsurance, cost-sharing arrangements and public policy initiatives, including the New York Market Stabilization Pools (the "New York Stabilization Pools" or "Pools"). While the Company has established its liabilities and recoveries under the Pools based on its interpretations of the regulations, the amounts recorded related to the 1999 through 2003 Pool

years may differ, perhaps materially, from amounts that will ultimately be paid or received from the Pools based on final reconciliations. Management believes that the Company's reserves for medical costs payable are adequate to satisfy its ultimate unpaid claims liabilities.

Losses, if any, are recognized when it is probable that the expected future healthcare costs of a group of existing contracts (and the costs necessary to maintain those contracts) will exceed the anticipated future premiums, investment income and reinsurance recoveries on those contracts. Groups of contracts are defined as commercial, individual and government contracts consistent with the method of establishing premium rates. The Company recognizes premium deficiency reserves based upon expected premium revenue, medical expense and administrative expense levels, and remaining contractual obligations using the Company's historical experience. Anticipated investment income is not included in the determination of premium deficiency reserves since its effect is deemed to be immaterial. The Company evaluates the need for premium deficiency reserves on a quarterly basis. As of December 31, 2003, there were no premium deficiency reserves required.

The following table shows the components of the change in medical costs payable for the years ended December 31, 2003, 2002 and 2001 (in millions):

	2003	2002	2001
Balances as of January 1,	**$ 618.6**	$ 595.1	$ 612.9
Business purchases	**–**	25.7	–
Components of healthcare services expense:			
Estimated costs incurred	**4,276.2**	3,904.1	3,416.3
Estimate changes	**(33.8)**	(55.3)	(15.0)
Healthcare services expense	**4,242.4**	3,848.8	3,401.3
Payments for healthcare services related to:			
Current year	**(3,644.0)**	(3,347.1)	(2,911.3)
Prior year	**(545.5)**	(503.9)	(507.8)
Total paid	**(4,189.5)**	(3,851.0)	(3,419.1)
Balances as of December 31,	**$ 671.5**	$ 618.6	$ 595.1
Balances as of December 31, related to:			
Current year	**$ 632.2**	$ 557.0	$ 505.0
Prior years	**39.3**	61.6	90.1
Total	**$ 671.5**	$ 618.6	$ 595.1

Included in estimate changes are favorable development of prior years estimated medical costs of approximately $33.8 million, $33.3 million and $8.4 million for 2003, 2002 and 2001, respectively, and estimate changes in New York Stabilization Pool reserves and Stop Loss Pool recoveries of approximately $22 million and $6.6 million for 2002 and 2001, respectively.

(d) Cash equivalents. The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

(e) Investments. Investments are classified as either available-for-sale or held-to-maturity. Investments that the Company has the intent and ability to hold to maturity are designated as held-to-maturity and are stated at amortized cost. The Company has determined that all other investments might be sold prior to maturity to support its investment strategies. Accordingly, these other investments are classified as available-for-sale and are stated at fair value based on quoted market prices. Unrealized gains and losses on available-for-sale investments are excluded from earnings and are reported in accumulated other comprehensive

income (loss), net of income tax effects where applicable. The Company recognizes an impairment charge when the decline in the fair value of its investments below the cost basis is judged to be other than temporary. Realized gains and losses are determined on a specific identification basis and are included in results of operations. Investment income is accrued when earned and included in investment and other income. The Company requires a credit rating of A or higher on its initial acquisition of investments and maintains an average rating of AA+ on the overall portfolio.

(f) Property and equipment. Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is calculated using the straight-line method over the estimated useful lives of the related assets, which range from three to five years. Leasehold improvements are amortized using the straight-line method over the shorter of the lease terms or the estimated useful lives of the assets.

(g) Computer software costs. Internal and external direct and incremental costs of $3.8 million and $3.6 million incurred in developing or obtaining computer software for internal use were capitalized for the years ended December 31, 2003 and 2002, respectively. These costs are presented in property and equipment and are being amortized using the straight-line method over their estimated useful lives, generally two years.

(h) Income taxes. The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Accordingly, deferred tax assets and liabilities are determined based on the temporary differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The Company provides a valuation reserve against the estimated amounts of deferred taxes that it believes do not meet the more likely than not recognition criteria.

(i) Goodwill and other intangible assets. Statement of Financial Accounting Standards No. 141, *"Business Combinations"* ("SFAS 141") requires that the purchase accounting method be used for all business combinations initiated after June 30, 2001, and that certain intangible assets acquired in a business combination be recognized as assets apart from goodwill. SFAS No. 142, *"Goodwill and Other Intangible Assets"* ("SFAS 142") requires goodwill and other indefinite-lived assets to be tested for impairment under certain circumstances, but at least annually, and written down when impaired, rather than being amortized as previous standards required. Furthermore, SFAS 142 requires intangible assets other than goodwill to be amortized over their useful lives unless these lives are determined to be indefinite. Other intangible assets with finite lives are carried at cost less accumulated amortization. Amortization is computed over the useful lives of the respective assets, generally four to five years.

(j) Impairment of long-lived assets. The Company reviews long-lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

(k) Earnings per share. Basic earnings per share is calculated on the weighted-average number of common shares outstanding. Diluted earnings per share is calculated on the weighted-average number of common shares and common share equivalents resulting from options outstanding.

(l) Stock option plans. At December 31, 2003, the Company has three primary stock-based employee compensation plans, which are described more fully in Note 8. The Company accounts for these plans under the recognition and measurement principles of Accounting Principles Board Opinion No. 25, *"Accounting for Stock Issued to Employees"* ("APB Opinion No. 25") and related Interpretations. No stock-based employee compensation cost is reflected in net earnings to the extent options granted under these plans had an exercise price equal to the market value of the underlying common stock on the date of the grant. The Company recorded stock-based compensation expense in net earnings of approximately $0.4 million, $0.3 million and $1.9 million in 2003, 2002 and 2001, respectively, related to the modification of option terms that resulted in new measurement dates and the grant of options at other than fair market value on the date of the grant. The following table illustrates the effect on net earnings and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123, *"Accounting for Stock-Based Compensation"*("SFAS 123"), to stock-based employee compensation for the years ended December 31.

(In thousands, except per share amounts)		2003	2002	2001
Net earnings, as reported		**$351,853**	$221,965	$322,421
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects		**(10,460)**	(17,641)	(25,892)
Pro forma net earnings		**$341,393**	$204,324	$296,529
Basic earnings per share	As reported	**$ 4.26**	$ 2.55	$ 3.35
	Pro forma	**$ 4.14**	$ 2.34	$ 3.08
Diluted earnings per share	As reported	**$ 4.15**	$ 2.45	$ 3.21
	Pro forma	**$ 4.03**	$ 2.25	$ 2.95

(m) Marketing costs. Marketing and other costs associated with the acquisition of plan member contracts are expensed as incurred.

(n) Use of estimates. The accompanying consolidated financial statements have been prepared in accordance with GAAP. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. The more significant estimates include reserves for IBNR, estimated receivables from, or payables to, the Pools, litigation defense costs and settlements, reserves for bad debts and retroactivity, the fair value of intangible assets, and the carrying value of investments. Actual results could differ from these and other estimates.

(o) Business segment information. The Company operates in one principal business segment, offering commercial (large group, small group, individual and HMO) and Medicare products to a diverse group of customers primarily in New York, New Jersey and Connecticut. All products entitle an insured to obtain services from a specified subset of the Company's provider network. Substantially all of these products are supported by the same executive management team and share common underwriting and claim functions. The Company does not allocate indirect expenses to any product lines. Assets are not separately identified by product. Accordingly, the Company does not maintain separate comprehensive profit and loss accounts for these product lines, other than tracking membership, premium revenue and medical expense. In the opinion of the Company's management, these product lines possess similar economic characteristics and meet the aggregation criteria described in SFAS No. 131, "*Disclosure about Segments of an Enterprise and Related Information.*"

Generally, the Company maintains separate subsidiaries for each state where it conducts business and for which financial information is accumulated and reported, both internally and externally. However, this structure is necessitated by regulatory requirements and generally not viewed by management as a means to operate the business. Administrative expenses are not tracked individually by subsidiary, but rather are subject to an allocation process approved by regulatory authorities..

Membership data (as of December 31) and premium revenue and medical loss ratios (for the years ended December 31) were as follows for the Company's commercial and Medicare plans:

	2003	2002	2001
Membership:			
Commercial	**1,429,900**	1,479,500	1,372,300
Medicare	**70,800**	70,100	77,800
Premium revenue (in thousands):			
Commercial	**$4,706,793**	$4,265,745	$3,653,096
Medicare	**$ 632,534**	$ 585,219	$ 659,295
Medical loss ratio:			
Commercial	**78.8%**	79.1%	78.4%
Medicare	**84.0%**	81.0%	81.2%

The medical loss ratio, including the effect of prior year medical cost development, if any, for the Company's commercial and Medicare plans, is defined as the ratio of healthcare services expense to premium revenue.

(p) Reclassifications. Certain reclassifications have been made to prior period amounts to conform to the current presentation.

3 Investments

The following is a summary of marketable securities as of December 31, 2003 and 2002:

(In thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2003:				
Available-for-sale:				
U.S. government obligations	**$ 507,079**	**$ 2,922**	**$ (1,070)**	**$ 508,931**
Corporate obligations	**388,627**	**13,272**	**(2,233)**	**399,666**
Municipal bonds	**132,128**	**2,850**	**(361)**	**134,617**
Mortgage- and asset-backed securities	**324,524**	**4,292**	**(1,495)**	**327,321**
Total investments	**$1,352,358**	**$23,336**	**$ (5,159)**	**$1,370,535**
Held-to-maturity:				
U.S. government obligations	**$ 55,026**	**$ 1,328**	**$ (359)**	**$ 55,995**
Municipal bonds	**4,712**	**188**	**–**	**4,900**
Total held-to-maturity	**$ 59,738**	**$ 1,516**	**$ (359)**	**$ 60,895**
December 31, 2002:				
Available-for-sale:				
U.S. government obligations	$ 374,949	$ 15,193	$ –	$ 390,142
Corporate obligations	339,341	14,815	(669)	353,487
Municipal bonds	104,969	3,305	(170)	108,104
Mortgage- and asset-backed securities	241,217	10,234	(520)	250,931
Total investments	$1,060,476	$43,547	$ (1,359)	$1,102,664
Held-to-maturity:				
U.S. government obligations	$ 47,642	$ 2,679	$ –	$ 50,321
Municipal bonds	4,758	153	–	4,911
Cash and short-term investments	4,021	–	–	4,021
Total held-to-maturity	$ 56,421	$ 2,832	$ –	$ 59,253

The amortized cost and estimated fair value of marketable debt securities at December 31, 2003, by contractual maturity, are shown below. Actual maturities may differ from contractual maturities because the issuers of securities may have the right to prepay such obligations without prepayment penalties.

	Available-for-Sale		Held-to-Maturity	
(In thousands)	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due in one year or less	**$ 52,418**	**$ 52,827**	**$ 6,450**	**$ 6,643**
Due after one year through five years	**505,732**	**511,546**	**43,496**	**44,415**
Due after five years through 10 years	**275,079**	**281,926**	**8,195**	**8,163**
Due after 10 years	**519,129**	**524,236**	**1,597**	**1,674**
Total	**$1,352,358**	**$1,370,535**	**$59,738**	**$ 60,895**

Certain information related to marketable securities is as follows:

(In thousands)	**2003**	2002	2001
Proceeds from sale or maturity of available-for-sale securities	**$1,318,374**	$1,380,307	$1,111,138
Proceeds from maturity of held-to-maturity securities	**31,345**	6,136	19,673
Total proceeds from sale or maturity of marketable securities	**$1,349,719**	$1,386,443	$1,130,811
Gross realized gains on sale of available-for-sale securities	**$ 32,553**	$ 30,947	$ 21,923
Gross realized losses on sale of available-for-sale securities	**(1,704)**	(4,064)	(1,136)
Net realized gains on sale of marketable securities	**$ 30,849**	$ 26,883	$ 20,787
Net unrealized (loss) gain on available-for-sale securities included in comprehensive income	**$ (24,011)**	$ 31,102	$ 4,920
Deferred income tax benefit (expense)	**9,513**	(13,651)	(971)
Other comprehensive (loss) income	**$ (14,498)**	$ 17,451	$ 3,949

Net investment income, including net realized gains in 2003, 2002 and 2001 was $85.6 million, $91.4 million and $93.6 million, respectively. Other income in 2003 and 2002 includes approximately $15.2 million related to the Company's pharmacy benefit agreement. In addition, 2002 results include investment valuation losses of approximately $13.7 million.

4 Income Taxes

Income tax expense (benefit) consists of:

(In thousands)	Current	Deferred	Total
Year ended December 31, 2003			
Federal	**$132,357**	**$ 64,372**	**$196,729**
State and local	**23,243**	**11,664**	**34,907**
Total	**$155,600**	**$ 76,036**	**$231,636**
Year ended December 31, 2002			
Federal	$155,850	$ (35,707)	$120,143
State and local	40,464	(5,755)	34,709
Total	$196,314	$ (41,462)	$154,852
Year ended December 31, 2001			
Federal	$119,076	$ 30,625	$149,701
State and local	14,754	24,875	39,629
Total	$133,830	$ 55,500	$189,330

Cash paid for income taxes was approximately $119.6 million, $197.3 million and $75.9 million during 2003, 2002, and 2001, respectively.

Income tax expense differed from the amounts computed by applying the federal income tax rate of 35% to earnings before income taxes as a result of the following:

(In thousands)	**2003**	2002	2001
Income tax expense at statutory tax rate	**$204,221**	$131,886	$179,113
State and local income taxes, net of federal income tax benefit	**22,690**	22,561	31,217
Change in valuation allowance	**–**	–	(21,000)
Other, net	**4,725**	405	–
Income tax expense	**$231,636**	$154,852	$189,330

The tax effects of temporary differences that give rise to significant portions of the net deferred tax assets at December 31, 2003 and 2002 are as follows:

(In thousands)	**2003**	2002
Deferred tax assets (liabilities):		
Unearned revenue	**$29,810**	$36,458
Trade accounts payable and accrued expenses	**8,299**	13,727
Medical costs payable	**7,910**	8,350
Property and equipment	**8,413**	10,502
Allowance for doubtful accounts	**6,514**	6,836
Net operating loss carryforwards	**7,997**	6,355
Restructuring-related	**1,283**	1,864
Unrealized appreciation in value of available-for-sale investments	**(7,637)**	(17,150)
Intangible assets	**(3,704)**	(4,550)
Litigation settlement reserve	**–**	59,016
Other	**(939)**	2,551
Total gross deferred assets	**57,946**	123,959
Less valuation allowances	**(3,134)**	(3,134)
Net deferred tax assets	**$54,812**	$120,825

The remaining valuation allowance at December 31, 2003 of $3.1 million relates primarily to the recognition of certain restructuring-related and property and equipment deferred tax assets. Management believes that the Company will obtain the full benefit of the net deferred tax assets recorded at December 31, 2003.

In light of the Company's progress from 1999 through 2001, its estimates of future earnings and the expected timing of the reversal of other net tax deductible temporary differences, management concluded that a valuation allowance was no longer necessary for its federal and state net operating loss carryforwards and certain other temporary differences. In addition, in 2001, based on the recognition of realized gains, the valuation allowance related to capital loss carryforwards was reversed. The income tax expense recorded for the year ended December 31, 2001 included the reversal of $21 million of deferred tax valuation allowances.

5 Property and Equipment

Property and equipment, net of accumulated depreciation, is as follows:

	As of December 31,	
(In thousands)	**2003**	2002
Land and buildings	**$ 40**	$ 40
Furniture and fixtures	**12,221**	10,627
Equipment	**76,175**	65,597
Leasehold improvements	**31,587**	29,316
Property and equipment, gross	**120,023**	105,580
Accumulated depreciation and amortization	**(88,385)**	(71,135)
Property and equipment, net	**$ 31,638**	$ 34,445

Depreciation and amortization of property and equipment aggregated $17.4 million, $15.6 million and $16.3 million during the years ended December 31, 2003, 2002 and 2001, respectively.

6 Debt

Debt consists of the following:

(In thousands)	December 31, 2003	2002
Senior Secured Term Loan, dated April 25, 2003	**$398,000**	$ –
Senior Secured Term Loan, dated December 31, 2000	**–**	126,875
Total	**398,000**	126,875
Less current portion	**(4,000)**	(30,625)
Long-term debt	**$394,000**	$ 96,250

On April 25, 2003, the Company entered into new financing arrangements consisting of a new six-year $400 million term loan (the "New Term Loan") and a five-year $50 million revolving credit facility (the "Revolver," together with the New Term Loan, the "New Credit Facilities"). Borrowings under the New Term Loan initially bear interest, subject to periodic resets, at either a base rate ("New Base Rate Borrowings"), or LIBOR plus an applicable margin based on the Company's credit ratings. Interest on New Base Rate Borrowings is calculated as the higher of (i) the prime rate or (ii) the federal funds effective rate, as defined, plus an applicable margin based on the Company's credit ratings. Commitment fees of 0.5% per annum are payable on the unused portion of the Revolver. The New Term Loan has mandatory principal payments of 1% of the outstanding principal per year, payable quarterly, for the first five years with the balance due in the sixth year and provides for voluntary prepayments of principal without penalty of a minimum amount of $5 million. In order to make restricted payments, as defined, including share repurchases and dividends, the Company is required to maintain parent company cash and investment balances at a minimum of $75 million plus the next four quarters scheduled principal payments under the loan. Parent company cash and investments above these minimum requirements are available for restricted payments, as defined, including share repurchases and shareholder dividends. A portion of the proceeds of the New Term Loan were used to retire the senior secured term loan outstanding (the "Term Loan"). In connection with the New Credit Facilities and repayment of the former Term Loan, in April 2003, the Company incurred costs, capitalized as part of other noncurrent assets, of approximately $8.6 million and wrote off approximately $3.4 million of unamortized debt costs associated with the former Term Loan as a component of interest and other financing costs in the second quarter of 2003. The costs related to the New Credit Facilities are being written off ratably to income over periods of five to six years. Effective December 2, 2003, the Company repriced its New Term Loan, reducing the applicable margins for both LIBOR and New Base Rate Borrowings. In connection with the repricing, the Company expensed approximately $1.1 million as a component of interest and other financing costs in the fourth quarter of 2003.

In connection with the New Term Loan and in order to reduce the variability of cash flows with respect to interest payments, the Company entered into interest rate swap agreements ("Swap Agreements") during 2003 to manage its exposure to variable rate debt. The Swap Agreements effectively convert a portion of the Company's variable rate debt to a fixed rate basis. The Swap Agreements are classified as cash flow hedges and have terms of up to three years, maturing May 2004 through May 2006. The Company records the Swap Agreements on its consolidated balance sheet as an offset to other noncurrent assets at their then fair value and adjusts the Swap Agreements to current market value through other comprehensive income. The Company anticipates that the Swap Agreements will continue to be effective, but it will recognize all or a portion of any unrealized gain or loss related to these contracts directly to income to the extent they are deemed to no longer be effective.

The notional amount of the Swap Agreements was $250 million and the estimated unrealized gain on the Swap Agreements was approximately $0.1 million at December 31, 2003. The effective annual interest rate on the New Term Loan, including the effect of the Swap Agreements, is currently approximately 3.8%.

The Company made cash payments for interest expense on indebtedness and delayed claims of approximately $13.3 million, $10.5 million and $16.1 million in 2003, 2002 and 2001, respectively.

7 Share Repurchase Program

The Company's Board of Directors has approved a share repurchase program for up to $1 billion of the Company's outstanding common stock through December 2004. The program authorizes the Company to purchase shares on the open market and in privately negotiated transactions from time to time depending on general market conditions. Under this program, during the three years ended December 31, 2001, 2002 and 2003, the Company repurchased 12,961,000 shares, 6,833,700 shares and 4,036,700 shares, respectively, of its common stock at a cost of approximately $366.1 million, $251.3 million and $139.8 million, respectively. As of December 31, 2003, the Company had repurchased a total of 23,831,400 shares of its common stock under this program at a total cost of approximately $757.2 million. The Company had remaining share repurchase authority of approximately $242.8 million at December 31, 2003.

8 Stock Option Plans

The Company grants fixed stock options under its 1991 Stock Option Plan, as amended (the "1991 Plan"), to certain directors, employees and consultants, under its 1997 Independent Contractor Stock Option Plan (the "Independent Contractor Plan") to certain independent contractors who materially contribute to the long-term success of the Company, and under its 2002 Nonemployee Director Stock Option Plan (the "2002 Director Plan") to outside directors to purchase common stock at a price not less than 100% of quoted market value at date of grant. Prior to 2002, stock options were granted to nonemployee directors under a predecessor 1991 Nonemployee Director Plan (the "1991 Director Plan"), which expired by its terms in 2001 except as to options outstanding. In 2002, the Company obtained Board and shareholder approval of a new 2002 Equity Incentive Compensation Plan (the "2002 Plan") pursuant to which the Company can issue stock options, restricted stock, stock appreciation rights and other forms of equity compensation to certain directors, employees and consultants. To date, the Company has not issued any awards under the 2002 Plan.

The 1991 Plan and the 2002 Plan provide for granting of non-qualified stock options and incentive stock options, which vest as determined by the Board of Directors and expire over varying terms, but not more than seven years from date of grant. As stated above, the 2002 Plan also provides for awards of restricted stock, stock appreciation rights and other equity-based awards. The Independent Contractor Plan provides for granting of nonqualified stock options that vest as determined by the Company and expire over varying terms, but not more than seven years from the date of the grant. The 1991 Plan, the 2002 Plan and the Independent Contractor Plan are administered by a compensation committee currently comprised of three members of the Board of Directors as selected by the Board. The committee determines the individuals to whom awards shall be granted, as well as the terms and conditions of each award, the grant date and the duration of each award. All options are initially granted at fair market value on the date of grant.

The 2002 Director Plan provides for granting of nonqualified stock options to nonemployee directors of the Company. The plan provides that each year on the first Friday following the Company's annual meeting of stockholders, each individual elected, re-elected or continuing as a nonemployee director automatically receives a nonqualified stock option for 10,000 shares of common stock with an exercise price at the fair market value on that date. The plan further provides that one-fourth of the options granted under the plan vest on each of the dates of grant and the following three anniversaries of the dates of grant. The 1991 Director Plan had comparable provisions except that the annual option grant was for 5,000 shares.

Stock option activity for all fixed option plans, adjusted for all stock splits, is summarized as follows:

	Shares	Weighted-Average Exercise Prices
Outstanding at January 1, 2001	10,393,999	$ 16.03
Granted	6,835,575	31.00
Exercised	(2,051,109)	14.40
Cancelled	(1,716,678)	27.06
Outstanding at December 31, 2001	13,461,787	22.47
Granted	384,000	38.47
Exercised	(4,729,771)	13.75
Cancelled	(1,722,627)	30.29
Outstanding at December 31, 2002	7,393,389	27.06
Granted	**2,473,300**	**27.53**
Exercised	**(1,536,933)**	**21.50**
Cancelled	**(452,300)**	**31.54**
Outstanding at December 31, 2003	**7,877,456**	**$ 28.03**
Exercisable at December 31, 2003	**3,010,981**	**$ 25.97**

As of December 31, 2003, there were 17,282,559 shares of common stock reserved for issuance under the plans, including 9,405,103 shares reserved for future grant.

Information about fixed stock options outstanding at December 31, 2003 is summarized as follows:

Range of Exercise Prices	Number Outstanding	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life
$ 5.01 – $ 15.00	**92,675**	**$ 12.04**	**3.24 Years**
15.01 – 20.00	**1,000,025**	**16.13**	**3.87 Years**
20.01 – 25.00	**73,875**	**22.85**	**5.01 Years**
25.01 – 30.00	**4,530,745**	**26.44**	**5.58 Years**
30.01 – 50.00	**2,170,136**	**37.54**	**4.45 Years**
50.01 – 74.00	**10,000**	**59.38**	**3.36 Years**
$ 5.01 – $ 74.00	**7,877,456**	**$ 28.03**	**5.02 Years**

Information about fixed stock options exercisable at December 31, 2003 is summarized as follows:

Range of Exercise Prices	Number Exercisable	Weighted-Average Exercise Price
$ 5.01 – $ 15.00	92,675	$ 12.04
15.01 – 20.00	1,000,025	16.13
20.01 – 25.00	49,875	22.13
25.01 – 30.00	926,645	26.02
30.01 – 50.00	931,761	37.72
50.01 – 74.00	10,000	59.38
$ 5.01 – $ 74.00	3,010,981	$ 25.97

The Company applies APB Opinion No. 25 and related interpretations in accounting for the plans. Accordingly, no compensation cost has been recognized for its fixed stock option plans other than for modifications of option terms that result in new measurement dates.

The per share weighted-average fair value of stock options granted was $10.82, $19.52 and $15.25 during 2003, 2002 and 2001, respectively, estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants: dividend yield of approximately 1% for 2003, expected volatility of 55.6%, 68.09% and 70.71% during 2003, 2002 and 2001, respectively, risk-free interest rates of 1.86%, 2.17% and 3.70% in 2003, 2002 and 2001, respectively, and expected lives of four years.

9 Comprehensive Income

The following table summarizes comprehensive income adjustments for the three years ended December 31, 2003, 2002 and 2001 (in thousands):

	2003	2002	2001
Investment Securities:			
Net unrealized gain on available-for-sale securities	$ 6,838	$ 58,290	$ 25,707
Income tax expense on above	(2,701)	(23,226)	(9,514)
Reclassification adjustments for gains recognized in income	(30,849)	(26,883)	(20,787)
Income tax benefit on above	12,214	9,270	8,543
	(14,498)	17,451	3,949
Cash Flow Hedges:			
Holding gain related to interest rate swaps	136	–	–
Income tax expense on above	(54)	–	–
	82	–	–
Net (loss) gain recognized in other comprehensive income	$ (14,416)	$ 17,451	$ 3,949

10 Leases

Oxford leases office space and equipment under operating leases. Rent expense under operating leases for the years ended December 31, 2003, 2002 and 2001 was approximately $10.9 million, $12.2 million and $11.2 million, respectively. The Company's lease terms range from one to 10 years with certain options to renew. Certain lease agreements provide for escalation of payments based on fluctuations in certain published cost-of-living indices.

Property held under capital leases is summarized as follows and is included in property and equipment:

(In thousands)	2003	2002
Computer equipment	**$13,608**	$13,608
Other equipment	**163**	163
Gross	**13,771**	13,771
Less accumulated amortization	**(8,263)**	(2,754)
Net capital lease assets	**$ 5,508**	$11,017

Future minimum lease payments required under operating leases that have initial or remaining non-cancelable lease terms in excess of one year at December 31, 2003 are as follows:

(In thousands)	Operating Leases
2004	$ 13,200
2005	12,300
2006	10,000
2007	9,000
2008	6,300
Thereafter	15,900
Total minimum future rental payments	$ 66,700

The above amounts for operating leases are net of estimated future minimum subrentals aggregating approximately $5.2 million.

11 Outsourcing Agreement

In December 2000, the Company entered into a five-year agreement with Computer Sciences Corporation ("CSC") to outsource certain of its information technology operations, including data center, help desk services, desktop systems and network operations.

CSC was expected to invoice the Company for base operating and capital costs under the original agreement totaling approximately $195 million over the agreement term. Costs for CSC services and equipment utilization fluctuated based on the Company's actual usage and were billed by CSC at rates established in the agreement. Costs for equipment purchased by CSC that was used for the Company's operations were capitalized as leased assets and amortized over periods ranging from three to five years based on estimated useful lives, providing that all such equipment was to be fully amortized by the end of the agreement. For the year ended December 31, 2001, the Company capitalized equipment purchases by CSC of approximately $28 million and expensed approximately $31.6 million for operating costs provided by CSC under the original agreement.

In April 2002, the Company agreed with CSC to conclude its information technology outsourcing arrangement. As part of the conclusion of the original agreement, the Company recorded a charge of $15.5 million during the second quarter of 2002, which is included in marketing, general and administrative expenses. The Company entered into a new agreement with CSC effective July 15, 2002, whereby the Company, among other things, leases certain information technology equipment with a fair value of approximately $14 million from CSC over a term of 30 months. The Company capitalized this equipment as leased assets.

12 Pharmacy Benefit Manager Agreement

In September 2001, the Company entered into a five-year agreement with Medco, beginning January 1, 2002, pursuant to which Medco provides pharmacy benefit management services, including retail and mail-order pharmacy services, to the Company's members. If the Company terminates the pharmacy services agreement during 2004, the Company must pay a termination payment of $5 million. This agreement provided for a payment of $4.5 million to Oxford to offset systems and other costs associated with implementation of designated services. In addition to the pharmacy services agreement, the Company also entered into an alliance agreement with Medco under which the Company has furnished and will continue to furnish de-identified claim information and furnish strategic consultative and other services to Medco over a five-year period in return for a total payment of approximately $82.9 million. The Company received a total of $87.4 million in the third and fourth quarters of 2001. Substantially all such amounts are being amortized on a straight-line basis to income over a period of 60 months beginning January 1, 2002. The amount recognized in income included approximately $15.2 million in other income for 2003 and 2002, and approximately $1.4 million and $2.3 million, respectively, as an offset to administrative expense.

In connection with its new pharmacy benefits agreement, the Company provided for costs related to the settlement of its prior pharmacy benefits arrangements. Pursuant to the settlement reached on January 26, 2004, the Company agreed to pay $5.5 million. As of December 31, 2003, the Company had established a liability for this amount.

13 Acquisitions

In May 2001, the Company acquired all of the outstanding stock of Investors Guaranty Life Insurance Company ("IGL") for a purchase price of approximately $11.8 million, net of cash acquired. The acquisition has been accounted for as a purchase business combination.

On March 1, 2002, the Company acquired all of the outstanding common stock of MedSpan, a Connecticut managed healthcare organization, for cash of approximately $17.3 million. Effective January 2003, most of the assets and liabilities of MedSpan were transferred to and assumed by Oxford CT, pursuant to an assumption reinsurance agreement.

In December 2002, the Company sold its investment in MedUnite Inc. ("MedUnite"), an independent, development stage company initially conceived and financed by a number of the nation's largest healthcare payors, in exchange for nominal consideration. The Company had made investments totaling approximately $11.4 million in MedUnite. This investment was fully reserved prior to sale.

14 Employee Benefit and Incentive Plans

The Company has a qualified defined contribution 401(k) savings plan (the "Savings Plan") that covers all employees with six months of service and at least a part-time employment status as defined. Employees may contribute up to a maximum of 30% of compensation, as defined, up to a maximum annual contribution of $12,000 in 2003. Employee participants are not permitted to invest their contributions in the Company's common stock. The Savings Plan also provides that the Company make matching contributions, currently 4% up to certain limits, of the salary contributions made by the participants. Of this matching contribution, 1% is in Company stock and 3% may be directed by the participant into several investment choices, including Company stock. The Company's contributions to the Savings Plan were approximately $3.6 million, $3.2 million and $1.4 million in 2003, 2002 and 2001, respectively.

The Company has a program that provides eligible employees with an annual cash bonus if the Company achieves certain pre-established financial and operating goals. The Company recorded expense under this bonus program of approximately $10.3 million, $12.1 million and $11 million during 2003, 2002 and 2001, respectively. Bonuses to be paid in 2004 related to 2003 are recorded in accounts payable and accrued expenses as of December 31, 2003.

The Company has a Long-Term Incentive Plan ("LTIP") for members of senior management. The LTIP links cash awards to earnings per share ("EPS") performance over a two- or three-year program period. The first payment under the LTIP will be made in early 2004 based upon EPS performance of the Company for the performance period 2001-2003. Additional cash awards are anticipated to be paid during 2005 and 2006 for LTIP performance periods that were in place as of December 31, 2003. Individual participants may elect to receive a portion of their LTIP payments in 2005 and beyond in restricted stock units based on their ownership of Oxford stock. The Company has total LTIP accruals recorded of $11.2 million in trade accounts payable and accrued expenses as of December 31, 2003. LTIP expense recorded was approximately $6.2 million, $3.2 million and $1.8 million during 2003, 2002 and 2001, respectively.

Beginning in 2004, the Company began offering a nonqualified deferred compensation plan to members of senior management, other key executives and the Company's Board of Directors that provides the opportunity to defer a specified percentage of their applicable compensation, including, among other things, salary, annual bonus, LTIP awards or director's fees, if applicable. The obligations under this plan will be unfunded and unsecured general obligations of the Company.

15 Regulatory and Contractual Capital Requirements

Certain restricted cash and investments at December 31, 2003 and 2002, are held on deposit with various financial institutions to comply with state regulatory capital requirements. As of December 31, 2003, approximately $59.7 million was so restricted and is shown as restricted cash and investments in the accompanying consolidated balance sheet. With respect to the Company's HMO subsidiaries, the minimum amount of surplus required is based on formulas established by the state insurance departments. At December 31, 2003 and 2002, the Company's HMO and insurance subsidiaries had statutory surplus of approximately $698 million and $551 million, respectively, or approximately $480 million and $338 million, respectively, in excess of current regulatory requirements. The Company currently manages its statutory surplus primarily against National Association of Insurance Commissioners ("NAIC") Company Action Level ("CAL") Risk Based Capital ("RBC"), although RBC standards are not yet applicable to all of the Company's operating subsidiaries. At December 31, 2003, the Company's statutory surplus was approximately 236% of CAL RBC, compared with approximately 200% at December 31, 2002.

In addition to the foregoing requirements, the Company's HMO and insurance subsidiaries are subject to certain restrictions on their abilities to make dividend payments, loans or other transfers of cash to Oxford. These restrictions limit the ability of the Company to use cash generated by the subsidiary operations to pay obligations of Oxford, including principal debt service and other financing costs, and limit the Company's ability to declare and pay shareholder dividends.

During 2003 and 2002, the Company's subsidiaries paid dividends to the parent company of approximately $208 million and $235 million, respectively, and the Company made cash contributions to its MedSpan HMO subsidiary of $24 million during 2002. The capital contribution was made to ensure that the subsidiary had sufficient surplus under applicable regulations after giving effect to operating results and reductions to surplus resulting from the non-admissibility of certain assets. In addition, dividends of $21 million and $87.3 million were approved and paid in 2003 and 2002, respectively, from the Company's insurance company, OHI, to its parent company, Oxford NY. In January 2004, the Company received regulatory approval for a dividend of $45 million from Oxford NY to the parent company.

16 Concentrations of Credit Risk

Concentrations of credit risk with respect to premiums receivable are limited due to the large number of employer groups comprising the Company's customer base. As of December 31, 2003 and 2002, the Company had no significant concentrations of such credit risk. Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of obligations of the United States government, certain state governmental entities and high-grade corporate bonds and notes, and mortgage- and asset-backed securities. These investments are managed by professional investment managers within the guidelines established by the Board of Directors, which, as a matter of policy, limit the amounts which may be invested in any one issuer and prescribe certain minimum investee company criteria.

The Company's commercial and Medicare business is concentrated in New York, New Jersey and Connecticut, with approximately 72% of its commercial premium revenues received from New York business for the year ended December 31, 2003. As a result, changes in regulatory, market or healthcare provider conditions in any of these states, particularly New York, could have a material adverse effect on the Company's business, financial condition or results of operations. In addition, the Company's revenue under its contracts with CMS represented approximately 12% of its premium revenue earned during 2003.

17 Contingencies

Following the October 27, 1997 decline in the price per share of the Company's common stock, more than 50 purported securities class action lawsuits and a related stockholder lawsuit commenced by the State Board of Administration of Florida were filed against the Company, certain of its officers and directors, and the Company's former independent auditor, KPMG LLP, in the United States District Courts for the Southern and Eastern Districts of New York, the District of Connecticut and the District of Arkansas. These lawsuits were consolidated before the Honorable Charles L. Brieant in the United States District Court for the Southern District of New York (the "Securities Class Action Litigation").

In the fourth quarter of 1999, the Company purchased insurance policies providing additional coverage of, among other things, certain judgments and settlements, if any, incurred by the Company and individual defendants in certain pending lawsuits and investigations, including, among others, the securities class actions pending against the Company and certain of its former officers and directors and the pending stockholder derivative actions (the "Excess Insurance").

On March 3, 2003, the Company agreed with the plaintiffs to settle the Securities Class Action Litigation for $225 million (the "Settlement"). In connection with the Settlement, the Company incurred an additional pretax charge of $45 million, net of insurance recoverable, in the first quarter of 2003, which charge, along with prior charges, fully covers all of the Company's expenses relating to the Settlement and related legal fees and expenses. The Court granted final approval to the Settlement on June 11, 2003. The excess insurance carriers responsible for the first $25 million under the Company's $200 million Excess Insurance policies contributed $25 million to the Settlement, but the other carriers under the policies refused to contribute to the Settlement. Accordingly, the Company paid $200 million of the Settlement and paid the Excess Insurance carriers an additional premium of $8 million. Also, in connection with the Settlement, (i) plaintiffs settled the class' claims against KPMG LLP for $75 million and (ii) a derivative shareholder action against KPMG LLP in the name of the Company pending in state court was dismissed with prejudice.

Subject to the terms of the Excess Insurance policies, the Excess Insurance carriers agreed to pay 90% of the amount, if any, by which covered costs exceed a retention amount (the "Retention"), provided that the aggregate amount of insurance under these policies is limited to $200 million. Under the insurance carriers' interpretation of the Excess Insurance policies, the Company was required to pay a $161.3 million retention and the additional $8 million premium and, if the Excess Insurance carriers had fully participated in the Settlement, the Company would have to pay approximately $6.4 million in coinsurance. Under the Company's interpretation of the Excess Insurance policies, the Company was required to pay a $151.3 million retention, the additional $8 million premium and approximately $7.4 million in coinsurance if the insurance carriers had fully participated in the Settlement. Accordingly, under the insurance carriers' interpretation, the

Company's payment of the Settlement without the full benefit of the Excess Insurance coverage resulted in the Company paying an additional approximately $32.3 million, and, under the Company's interpretation, approximately $41.3 million. On April 25, 2003, the Company filed suit in Delaware state court against the Excess Insurance carriers that refused to contribute to the settlement to recover at least $41.3 million under the terms of the Excess Insurance policies. During the third quarter of 2003, the Company agreed with certain of the Excess Insurance carriers to settle approximately $17.9 million of its claims for a total of approximately $14.3 million which was reflected in income for the third quarter ended September 30, 2003. The Company has a remaining claim of approximately $23.4 million against one Excess Insurance carrier. The Company intends to vigorously pursue recovery of this outstanding amount. The Company has not recorded any additional recoveries at December 31, 2003 related to a potential favorable outcome of this litigation.

On September 7, 2000, the Connecticut Attorney General filed suit against four HMOs, including the Company, in the federal district court in Connecticut, on behalf of a putative class consisting of all Connecticut members of the defendant HMOs who were enrolled in plans governed by the Employee Retirement Income Security Act ("ERISA"). The suit alleged that the named HMOs breached their disclosure obligations and fiduciary duties under ERISA by, among other things: (i) failing to make timely claims payments; (ii) using inappropriate and arbitrary coverage guidelines as the basis for denials; (iii) using drug formularies inappropriately; (iv) failing to respond to member communications and complaints; and (v) failing to disclose essential coverage and appeal information. The suit sought preliminary and permanent injunctions enjoining the defendants from pursuing the complained of acts and practices. Also, on September 7, 2000, a group of plaintiffs' law firms commenced an action in federal district court in Connecticut against the Company and four other HMOs on behalf of a putative national class consisting of all members of the defendant HMOs who are or have been enrolled in plans governed by ERISA within the past six years. The substantive allegations of this complaint, which also claimed violations of ERISA, were nearly identical to those filed by the Connecticut Attorney General. The complaint demanded the restitution of premiums paid and/or the disgorgement of profits, in addition to injunctive relief. Although this complaint was dismissed without prejudice as to the Oxford defendants, another identical complaint against the Company was filed on December 28, 2000 in the federal district court in Connecticut under the caption *Patel v. Oxford Health Plans of Connecticut, Inc.* (the "*Patel* action"). On November 30, 2000, the Judicial Panel on Multidistrict Litigation ("JPML") issued a Conditional Transfer Order, directing that the Connecticut Attorney General action be transferred to the Southern District of Florida for consolidated pretrial proceedings along with various other ERISA and Racketeering Influenced and Corrupt Organizations ("RICO") cases pending against other HMOs, which order was confirmed on April 17, 2001. On November 13, 2001, the JPML issued a Conditional Transfer Order, directing that the *Patel* action also be transferred to the consolidated proceedings in Florida, which order was confirmed on February 20, 2002. By Order dated September 26, 2002, Judge Moreno of the Southern District of Florida, denied the motion for class certification made by plaintiffs in the member proceeding (the "Subscriber Track"). The Company reached an agreement to settle the *Patel* action by paying the individual plaintiffs a total of $12,500, which case has now been dismissed. By Orders dated September 18, 2003, Judge Moreno granted the motion of Oxford and other defendants to dismiss the Connecticut Attorney General action and ruled that the Subscriber Track in this multidistrict litigation was closed in light of the dismissal of all cases in that track. The Connecticut Attorney General has appealed the dismissal of this action.

On February 14, 2001, the Connecticut State Medical Society ("CSMS") filed a lawsuit against the Company's Connecticut HMO subsidiary in Connecticut state court on behalf of both itself and its members who had Oxford contracts. The suit asserted claims for breach of contract, breach of the implied duty of good faith and fair dealing, violation of the Connecticut Unfair Trade Practices Act ("CUTPA") and negligent misrepresentation based on, among other things, the Company's alleged: (i) failure to make timely claims or interest payments; (ii) refusal to pay all or part of claims by improperly "bundling" or "downcoding" claims, or by including unrelated claims in "global rates"; (iii) use of inappropriate and arbitrary coverage guidelines as the basis for denials; and (iv) failure to provide adequate staffing to handle physician inquiries. The Court ruled on December 13, 2001 that CSMS lacked standing to assert any claims on behalf of its member physicians, and on October 25, 2002 granted the Company's motion to strike the complaint for failure to state a claim under CUTPA. On November 12, 2002, CSMS filed a notice of appeal with respect to the Court's October 25th decision. The appeal is now fully briefed.

On August 15, 2001, the Medical Society of the State of New York ("MSSNY") and three individual physicians filed two separate but nearly identical lawsuits against the Company and the Company's New York HMO subsidiary in New York state court, on behalf of all members of the MSSNY who provided healthcare services pursuant to contracts with the Company during the period August 1995 through the present. The suit filed by the individual physicians was styled as a class action complaint. Both suits asserted claims for breach of contract and violations of New York General Business Law, Public Health Law and Prompt Payment Law, based on, among other things, the Company's alleged: (i) failure to make timely claims or interest payments; (ii) refusal to pay all or part of claims by improperly "bundling" or "downcoding" claims, or by including unrelated claims in "global rates"; (iii) use of inappropriate and arbitrary coverage guidelines as the basis for denials; and (iv) failure to provide adequate staffing to handle physician inquiries. The complaint filed by the MSSNY seeks a permanent injunction enjoining the Company from pursuing the complained of acts and practices, as well as attorney's fees and costs. By Order dated January 23, 2003, the Court granted the Company's motion to stay the purported class action case and compel arbitration. The Court further dismissed the claims under the Prompt Pay Law and the Public Health Law. By order dated January 24, 2003, the Court granted the Company's motion to dismiss the MSSNY complaint in its entirety. On February 28, 2003, MSSNY and the individual physicians filed notices of appeal regarding the January 23, 2003 and January 24, 2003 orders.

On April 12, 2002, Dr. John Sutter, a New Jersey physician, filed a purported class action complaint against the Company in New Jersey state court, on behalf of all New Jersey providers who provide or have provided healthcare services to members of Oxford's health plans. The suit asserts claims for breach of contract, breach of the implied duty of good faith and fair dealing, and violations of the New Jersey Prompt Pay Act and Consumer Fraud Act, and seeks compensatory damages, treble damages on the Consumer Fraud Act claim, punitive damages, reformation of the provider contracts, and attorney's fees and costs. On October 25, 2002, the Court dismissed the complaint and granted the Company's motion to compel arbitration. On or about December 11, 2002, Dr. Sutter filed the same purported class action complaint with the American Arbitration Association. The parties are now engaged in discovery to determine whether the arbitration may proceed as a class.

On or about May 8, 2002, the Medical Society of New Jersey ("MSNJ") filed separate lawsuits against the Company and four other HMOs in New Jersey chancery court, on behalf of itself and its members who have contracted with Oxford and the other defendants. The suit against the Company asserted several claims, including violations of the New Jersey Prompt Pay Act and Consumer Fraud Act, and tortious interference with prospective economic relations, based on, among other things, the Company's alleged: (i) failure to make timely claims or interest payments; (ii) refusal to pay all or part of claims by improperly "bundling" or "downcoding" claims, or by including unrelated claims in "global rates"; (iii) use of inappropriate and arbitrary coverage guidelines as the basis for denials; (iv) failure to provide adequate staffing to handle physician inquiries; and (v) practice of forcing physicians into unfair contracts that infringe on relationships with patients. The complaint sought a permanent injunction enjoining the Company from pursuing the complained of acts and practices, as well as attorney's fees and costs. By order dated September 22, 2003, the Court granted Oxford's motion to dismiss the complaint in its entirety for lack of standing and for failure to state an actionable claim. The MSNJ has appealed the dismissal of this action.

On or about September 22, 2003, the Company and TRIAD Healthcare, Inc. ("TRIAD") were sued in federal court in the Southern District of New York in a purported class action on behalf of all Oxford members who are or were Oxford policy holders with coverage for chiropractic care. The suit alleges that Oxford and TRIAD, which Oxford has engaged to assist in managing chiropractic services, have breached their disclosure obligations and fiduciary duties under ERISA by, among other things: (i) using inappropriate and cost-based criteria as the basis for denials; (ii) providing financial incentives to TRIAD to deny care; (iii) failing to disclose such financial incentives and misrepresenting that chiropractic coverage would be based on medical necessity; and (iv) intentionally delaying the payment of claims. The complaint demands the restitution of premiums paid and/or the disgorgement of profits, in addition to injunctive relief and attorney's fees. On January 14, 2004, the Company filed its motion to dismiss the complaint in its entirety for failure to state a claim under ERISA.

On March 30, 2001, the Company and Express Scripts, Inc. ("ESI") executed a Settlement Agreement and an Amendment to a 1998 Prescription Drug Program Agreement (the "Amended ESI Agreement"), which agreements resolved the Company's claims against ESI and ESI's subsidiary, Diversified Pharmaceutical Services, Inc., under the risk-arrangement portions of the original 1998 Prescription Drug Program Agreement with ESI in exchange for a payment to the Company of $37 million. The Amended ESI Agreement further provided that, among other things, (i) ESI would continue to administer the Company's prescription drug benefits until December 31, 2005 and (ii) in the event that the Company terminated the agreement without cause prior to this date, ESI would be entitled to certain annual payments through 2005 (the "Termination Payments"), which Termination Payments would constitute ESI's sole remedy for such early termination. In September 2001, the Company formally notified ESI that it would terminate its agreement with ESI on December 31, 2001 and recorded an estimated liability for the Termination Payments plus estimated defense costs. ESI subsequently notified the Company that it believed the Company's termination constitutes a material breach of the Amended ESI Agreement and, on March 6, 2002, commenced an arbitration proceeding to enforce its rights and seek remedies. On January 26, 2004, the Company and ESI settled the arbitration. Pursuant to the settlement, the Company agreed to pay the remaining Termination Payment amount of $5 million along with an additional $500,000.

On May 23, 2003, the Company submitted to the United States Patent and Trademark Office, a Notice of Opposition to an application by Oxford Life Insurance Company ("OLIC"), headquartered in Phoenix, Arizona, for registration of a federal service mark "www.oxfordlife.com." OLIC also is seeking registration of the mark "Oxford Life Insurance Company." The Company currently has numerous marks, including federal trademark and service mark registrations, that include the terms "Oxford" and "Oxford Health Plans." On July 28, 2003, OLIC filed an answer to the Company's Notice of Opposition and filed a counterclaim for cancellation of all marks registered by the Company that include the word "Oxford." Also, on July 28, 2003, OLIC filed suit in the Federal District Court for the District of Arizona seeking to cancel the Company's federal trademark and service mark registrations that include the word "Oxford," seeking preliminary and permanent injunctions against the Company from continuing to use trademarks and service marks that include the word "Oxford" and seeking damages against the Company. On January 14, 2004, the Company and OLIC entered into a settlement agreement to resolve this dispute. Pursuant to the settlement agreement, OLIC has the right to use and register the marks "Oxford Life Insurance Company" and "www.oxfordlife.com" in connection with life insurance, disability insurance, long-term care insurance, administration of employee benefit plans, annuity products, financial planning and certain related products, and the Company has the right to register or maintain the registration of, and use the marks "Oxford" and any variant thereof including but not limited to "Oxford Health Plans" for pre-paid healthcare plans, healthcare insurance, HMO services, managed care plans, administration and promotion of ancillary and specialty health benefit products and services in the field of health insurance, HMOs and self-funded benefit programs, insurance agency and brokerage services, healthcare benefit administration services and benefits administration, generally excluding those services authorized to be federally registered by OLIC. The settlement will permit the Company to maintain all of its trademark and service mark registrations and to register any new "Oxford" trademarks and service marks in the fields described above.

The Company also is subject to examinations and investigations by various state and federal agencies from time to time with respect to its business and operations. The outcome of any such examinations and investigations, if commenced, cannot be predicted at this time.

The Company is involved in other legal actions in the normal course of its business, some of which seek monetary damages, including claims for punitive damages, which may not be covered by insurance. Some of these actions involve claims by the Company's members in connection with benefit coverage determinations and alleged acts by network providers. The Company also is routinely engaged in disputes and negotiations with healthcare providers, including various hospitals and hospital systems, involving payment arrangements, contract terms and other matters. During such disputes and negotiations, hospitals, hospital systems and other providers may threaten to or, in fact, provide notice of termination of their agreements with the Company as part of their negotiation strategy. The result of these legal actions, disputes and negotiations could adversely affect the Company through termination of existing contracts, involvement in litigation, adverse judgments or other results, or could expose the Company to other liabilities. The Company believes any ultimate liability associated with these legal actions, disputes and negotiations would not have a material adverse effect on the Company's consolidated financial position.

18 Fair Value of Financial Instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash and cash equivalents: The carrying amount approximates fair value based on the short-term maturities of these instruments.

Premiums receivable: The carrying amount approximates fair value based on the relatively short duration of outstanding amounts.

Investments: Fair values for fixed maturity securities are based on quoted market prices, where available. For fixed maturity securities not actively traded, fair values are estimated using values obtained from independent pricing services.

Long-term debt: The carrying amount of long-term debt, including the current portion, approximates fair value as the interest rates of outstanding debt are similar to like borrowing arrangements at December 31, 2003.

Interest rate swap agreements: Fair values are estimated using values obtained from independent pricing services.

19 Government Programs

During 2003, 2002 and 2001, the Company earned premiums of $632.5 million, $585.2 million and $659.3 million, respectively, associated with Medicare.

As a contractor for Medicare programs, the Company is subject to regulations covering operating procedures. The laws and regulations governing risk contractors are complex and subject to interpretation. CMS monitors the Company's operations to ensure compliance with the applicable laws and regulations. There can be no assurance that administrative or systems issues or the Company's current or future provider arrangements will not result in adverse actions by CMS.

20 Quarterly Information (Unaudited)

Tabulated below are certain data for each quarter of 2003 and 2002.

	Quarter Ended			
(In thousands, except membership and per share amounts)	March 31	June 30	September 30	December 31
Year ended December 31, 2003:				
Net operating revenues	**$1,313,577**	**$1,334,325**	**$1,349,074**	**$1,354,635**
Operating expenses	**1,176,359**	**1,233,012**	**1,197,207**	**1,210,944**
Net earnings	**$ 72,925**	**$ 72,476**	**$ 111,000**	**$ 95,452**
Per common and common equivalent share:				
Basic	**$ 0.87**	**$ 0.87**	**$ 1.35**	**$ 1.18**
Diluted	**$ 0.86**	**$ 0.85**	**$ 1.31**	**$ 1.14**
Membership at quarter-end	**1,592,600**	**1,568,200**	**1,554,300**	**1,539,200**
Year ended December 31, 2002:				
Net operating revenues	$1,147,968	$1,207,253	$1,246,364	$1,267,123
Operating expenses	1,044,629	1,128,743	1,079,996	1,170,868
Net earnings	$ 71,443	$ 52,873	$ 23,808	$ 73,841
Per common and common equivalent share:				
Basic	$ 0.82	$ 0.60	$ 0.27	$ 0.86
Diluted	$ 0.78	$ 0.58	$ 0.26	$ 0.84
Membership at quarter-end	1,574,500	1,601,800	1,611,100	1,601,500

Net operating revenues include premiums earned and third-party administration fees, net. Operating expenses include healthcare services and marketing, general and administrative expenses and exclude the net litigation charge for settlement. Net earnings per common and common equivalent share is computed independently for each of the quarters presented in accordance with SFAS 128, "*Earnings Per Share.*" Therefore, the sum of the quarterly net earnings per common and common equivalent share may not equal the total computed for the year or any cumulative interim period.

For the three months ended March 31, 2003, the Company recorded a net charge of $45.0 million, or $0.32 per diluted share, related to the final settlement of the securities class action lawsuits brought in 1997 following the October 27, 1997 decline in the price of the Company's stock.

For the three months ended September 30, 2003, the Company settled a claim against certain excess insurance carriers related to securities class action lawsuits brought in 1997 and received a payment of approximately $14.3 million, or $0.10 per diluted share.

In April 2002, the Company agreed with CSC to conclude its information technology outsourcing arrangement and entered into a new agreement with CSC effective July 15, 2002. As a result of the conclusion of the original agreement, the Company recorded a charge of $15.5 million, which was included in marketing, general and administrative expenses, during the second quarter of 2002.

In September 2002, the Company recorded a net charge of $151.3 million, or $0.98 per diluted share, related to securities class action lawsuits following the October 27, 1997 decline in the price of the Company's stock. In addition, during the third quarter of 2002, the Company recorded reductions to estimated reserves for New York Stabilization Pools of approximately $20.8 million for 2001 and prior years, an increase of approximately $1.2 million in estimated recoveries for the 2001 New York Stop Loss Pool and net favorable development of prior period medical cost estimates of approximately $9.5 million ($0.20 per diluted share).

In December 2002, the Company recorded a reserve of $20 million, or $0.13 per diluted share, for estimated legal defense costs related to the securities class action lawsuits filed following the October 27, 1997 decline in the price of the Company's stock.

Officers & Directors

Board of Directors

Kent J. Thiry
Non-Executive Chairman
Oxford Health Plans, Inc., and
Chairman and Chief Executive Officer
DaVita, Inc.

Charles G. Berg
President and Chief Executive Officer
Oxford Health Plans, Inc.

Joseph W. Brown
Chairman and Chief Executive Officer
MBIA Inc.

Jonathan J. Coslet
Partner
Texas Pacific Group

Robert B. Milligan, Jr.
President and Chief Executive Officer
Fairchester, Inc.

Ellen A. Rudnick
Executive Director and Clinical Professor
Michael P. Polsky Center for Entrepreneurship
Graduate School of Business
University of Chicago

Benjamin H. Safirstein, MD, FACP, FCCP
Associate Clinical Professor of Medicine
Mount Sinai School of Medicine

Richard C. Vaughan
Executive Vice President and
Chief Financial Officer
Lincoln National Corporation

Executive Officers

Charles G. Berg
President and
Chief Executive Officer

Steven H. Black
Executive Vice President, Operations and
Chief Information Officer

Paul C. Conlin
Executive Vice President,
Healthcare Services

Daniel N. Gregoire
Executive Vice President,
General Counsel and Secretary

Kevin R. Hill
Executive Vice President,
Sales and Business Development

Alan M. Muney, MD, MHA
Executive Vice President and
Chief Medical Officer

Kurt B. Thompson
Executive Vice President and
Chief Financial Officer

Senior Officers

William L. Carr
Senior Vice President,
Operations

Vicki Cleary
Senior Vice President,
Healthcare Services

Paul W. Crespi
Senior Vice President,
Contracting

Gary M. Frazier
Senior Vice President,
Investor Relations and Communications

William J. Golden
Senior Vice President,
Sales and Account Management

Robert J. Moses
Senior Vice President and
Chief Counsel, Healthcare

Beth A. Thompson
Senior Vice President,
Planning and Pricing

Senior Compliance Officer

Scott M. Schwartz
Vice President, Corporate Compliance

Chief Actuary

Allen J. Sorbo
Vice President, Actuarial Services

Chief Accounting Officer

Marc M. Kole
Senior Vice President, Finance
and Controller

As of March 2, 2004

Corporate Information

Corporate Headquarters
Oxford Health Plans, Inc.
48 Monroe Turnpike
Trumbull, CT 06611
203-459-6000

Shareholder Services
Oxford Health Plans, Inc.'s common stock is listed on the New York Stock Exchange under the trading symbol OHP. Matters regarding change of address and other stock issues should be directed to the shareholder relations department of the transfer agent.

Financial Information
Analysts, shareholders and other investors seeking financial information about the Company should contact the investor relations department by calling 203-459-6838, visiting www.oxfordhealth.com on the Internet, or writing to the Company's Investor Relations Department at 48 Monroe Turnpike, Trumbull, CT 06611.

Transfer Agent
EquiServe Trust Company, N.A.
c/o EquiServe, Inc.
P.O. Box 43023
Providence, RI 02940-3023
Shareholder Inquiries:
816-843-4299
www.equiserve.com

Independent Auditors
Ernst & Young LLP
5 Times Square
New York, NY 10036

Additional Information
The Company will provide, without charge, to its shareholders, upon the written request of any such person, a copy of its Annual Report on Form 10-K (without exhibits) for the fiscal year ended December 31, 2003, as filed with the Securities and Exchange Commission. The Company also will provide to any person without charge, upon request, a copy of its Code of Business Conduct & Ethics. Any such requests should be made in writing to the Investor Relations Department, Oxford Health Plans, Inc., 48 Monroe Turnpike, Trumbull, CT 06611. The Company's 2003 Annual Report, 2003 Annual Report on Form 10-K and Code of Business Conduct & Ethics (without exhibits) and other Securities and Exchange Commission filings also are available on the Internet at www.oxfordhealth.com. The Company intends to disclose future amendments to the provisions of the Code of Business Conduct & Ethics and waivers from the Code of Business Conduct & Ethics, if any, made with respect to any of our directors and executive officers, on its Internet site.

Oxford Health Plans®